Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Institutional Presentation – 2nd quarter of 2017

Itaú Unibanco discloses to the market participants and regulators its institutional presentation, attached herein, containing results and information of the 2nd quarter of 2017, as well as prior period information and comparative information.

The document will be used in meetings with the market and will also be available on the Company’s investor relations website (www.itau.com.br/investor.relations).

The information and forecasts presented involve risks, uncertainties and assumptions that may be beyond our control.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, July 31, 2017.

MARCELO KOPEL
Investor Relations Officer

2Q17 Institutional Information

 2Q17 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1(st)2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Itaú Unibanco Holding S.A. page 3

Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of July 31, 2017

1 Our Profile

Itaú Unibanco at a Glance

Leading position in Brazil through key competitive strengths

- US$ 72.3 billion market cap [1]
- 95,065 employees in Brazil and abroad
- 4,955 branches and CSBs in Brazil and abroad
- 46,572 ATMs in Brazil and abroad
- Brazilian multinational bank
- Major provider of finance for the expansion of Brazilian companies
- Among the best talent pool in the Brazilian financial system
- For the 13th consecutive time Itaú Unibanco was elected by the Interbrand consultancy the most valuable brand in Brazil (R$ 26.6 billion in 2016)

Global Footprint of Brazil's Top Private Sector Bank | as of June 30, 2017



(1) As of June 30 2017. Source: Bloomberg.

Financial Highlights and Ratios

As of and for the quarter ended June 2017

Highlights

Total Assets	BRL 1,448.3 Bln
Total Loans [1]	BRL 552.3 Bln
Stockholders' Equity	BRL 118.4 Bln
Recurring Net Income 2016 [2]	BRL 22.1 Bln
Recurring Net Income 2Q17 [3]	BRL 6.2 Bln
Long Term Foreign Currency (Itaú Unibanco Holding)	Moody's: Ba3 Fitch: BB+

Financial Ratios

Recurring ROE 2016 [4]	20.3%
Recurring ROE 1Q17 [5]	21.5%
Efficiency Ratio 4Q16 [6]	44.8%
Efficiency Ratio 2Q17 [6]	45.7%
CET with Fully Loaded Basel III Rules	14.7%

(1) Includes endorsements and sureties.
(2) Represents Net Income adjusted for certain non recurring events described, please refer to Historical Series Spreadsheet.
(3) Represents Net Income adjusted for certain non recurring events described in the 2Q17 MD&A – Executive Summary.
(4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet.
(5) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 2Q17 MD&A – Executive Summary.
(6) See "Efficiency Ratio" slides for criteria.

Itaú Unibanco Holding S.A.

page 6

Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets Itaú Unibanco Holding S.A. page 7

 Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. 7. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. Itaú Unibanco Holding S.A. page 8

 Main Challenges Seeking excellence and value creation for all our stakeholders, we perceive as our main challenges: Focus on Clients Risk Management We must further increase the focus on clients, aligned with We must commit ourselves to fully comply with the Risk international best practices not limited to the financial sector, Appetite guidelines of the Board of Directors. Managing risks developing products and a “service culture” always focused is the essence of our activity and a responsibility of all on client satisfaction throughout all the activities of the bank. employees. Digital Transformation Internationalization Speeding up our digital transformation process, continuously Moving forward in the internationalization process does not increasing the productivity of our IT area and spreading out a necessarily mean to take activities to new countries, but rather to digital mindset throughout the bank is essential to maximize reach, in the countries we are present in, the same management efficiency and to improve user experience and client’s satisfaction. quality and results we have in Brazil. People Management Profitability We must continuously improve the existing models so that we Keeping up the profitability level is what allows us to “dream distinguish ourselves in people management, with processes great dreams” and should be the result of our efforts to exceed in being increasingly perceived as fair and meritorious. all aspects of banking activity, always focused on value creation. Itaú Unibanco Holding S.A. page 9

Itaú Unibanco Global Footprint Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation We want to be recognized as: The bank expert in Latin America CIB London, Lisbon, Madrid, Paris, Frankfurt Institutional Clients / Asset London Private Banking CIB Zurich NY, Cayman, Bahamas Institutional Clients / Asset NY, Cayman CIB / Institutional Clients / Asset Tokyo, Dubai, Hong Kong Private Banking NY, Cayman, Bahamas, Miami CIB Mexico CIB Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama Institutional Clients / Asset Brazil, Argentina, Chile, Uruguay Private Banking Brazil, Chile, Paraguay Retail Banking Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama Itaú Unibanco Holding S.A. page 10

 A History of Successful Strategic Deals (1) Uruguay 2 Retail – Brazil Acquisition of the Acquisition of the Casa remaining 50% of: minority interest of: Banco Itaú BMG Moreira Consignado Salles Merger 2008 Acquisition of the minority interest of: Unibanco 2 1924 1944 1995 - 1998 2000 - 2003 2004 - 2007 Itaú Alliance with: Foundation of Banco Itaú BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. (2) Pending Regulators approval. Itaú Unibanco Holding S.A. page 11

2 Corporate Governance

Corporate Governance at Itaú Unibanco Strengths of our structure Family ownership ensuring long-term view Professional management team Broad shareholder base Família Moreira Salles Cia. E. Johnston de (Free float of 53.1% with strong foreign investor presence) Participações Strong corporate governance 100.00% Total 50.00% Common Shares 33.47% Total IUPAR 50.00% Common Shares Egydio de Souza 100.00% Non-voting Shares Aranha Family 51.00% Common Shares 66.53% Total 26.30% Total 63,.26% Common Shares 16.97% Non-voting Shares Itaúsa Itaú Unibanco Holding S.A. 34.45% Total 38.66% Common Shares 0.004% Non-voting Shares Free Float3 19.94% Total 36.74% Common Shares Free Float3 9.48% Common Shares 83.03% Non-voting Shares 99.58% Non-voting Shares 65.55% Total 53.11% Total 23% Foreign Investors in NYSE (ADR) 31% Foreign Investors in B3 46% Brazilian Investors in B3 (*) Non-common Class Shares, excluding Treasury and Shares held by Majority Owners. Itaú Unibanco Holding S.A. page 13

IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Alignment and union among shareholders; Group´s vision, mission and values; Family control IUPAR Família (Itaú Unibanco Significant mergers & acquisitions; with a strategic Moreira Salles Participações) Nominations to the Board of Directors and CEO; long-term vision Performance evaluation and admission of family members; Discussion and approval of the long-term strategy; Definition and monitoring of the company’s strategy; Mergers & acquisitions; Professional management Monitor the Executive Board’s performance; Establishment of Itaú Unibanco Nomination of executive officers (meritocracy); operational parameters Board of Directors Budget approval; Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Implementation of Board of Directors’ guidelines and Value creation Executive goals; Committee Operation of the businesses and strategy for products Implementation of strategy and segments; and day-to-day management Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. Itaú Unibanco Holding S.A. page 14

Itaú Unibanco Board of Directors and Executive Committees

Board of Directors

Co-Chairman
Pedro Moreira Salles

Co-Chairman
Roberto Egydio Setubal

Directors

Alfredo Egydio Setubal
Amos Genish [1]
Fábio Colletti Barbosa [1]
Geraldo Carbone
Gustavo Jorge Laboissière Loyola [1]
João Moreira Salles
José Galló [1]
Marco Bonomi
Pedro Luiz Bodin de Moraes [1]
Ricardo Villela Marino

Executive Committees

Chief Executive Officer (CEO)
Candido Botelho Bracher

General Directors

Wholesale
- Large and Medium Corporates
- Asset Management
- Institutional Treasury
- Private Bank
- Custody
- Latin America

Retail
- Branches
- Cards
- REDE
- Real Estate
- Insurance
- Vehicles
- Consortia
- Payroll
- Marketing

Executive Vice Presidents

IT and Operations
- IT
- Operations
- Procurement

Risks and Finance
- Risks
- Finance

Legal and Human Resources
- Legal and Internal Ombudsman
- Human Resources
- Corporate Communication
- Institutional and Governmental Relations

(1) Independent Director.

Itaú Unibanco Holding S.A.
page 15

 Risk Management Structure Capital and Risk Board of Directors Pedro Moreira Salles Audit Committee Management Committee Roberto Setubal Geraldo Travaglia Pedro Bodin 3rd line of defense Internal Audit Independent review of the Paulo Miron activities developed by the institution. Itaú Unibanco Holding President and CEO Candido Bracher General General Risk and Finance Control and Legal, Institutional Technology and Wholesale Office Retail Office Management Department and Personnel Dept. Operations Department Eduardo Vassimon Marcio Schettini Caio David Claudia Politanski André Sapoznik Executive Finance Office Investor Relations Office 2nd line of defense 1st line of defense Corporate Security Office Ensures that risks are Manages risks originated by these managed according to: offices; its role is to: Internal Control and Compliance Executive Office Risk appetite Identify Control Policies Assess Report Liquidity and Market Risk Control Procedures Office Credit Risk and Modeling Office Itaú Unibanco Holding S.A. page 16

 Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Audit Personnel Related Nomination Risk and Capital Strategy Compensation International Committee Committee Parties and Corporate Management Committee Committee Advisory Committee Governance Committee Board Committee Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee Itaú Unibanco Holding S.A. page 17

Credit Risk Policies Hierarchy Defines and monitors Risk Appetite; Board of Directors and Capital and Risk Management Committee Approval of policies, strategies and definition of minimum expected return on capital; Improvement of Risk Culture. Defines a Global Policy; Approves policies having the most significant impact on EC(1); Executive Committee Monitors Portfolio and Risk Appetite; Credit Strategy. General Office Defines and approves policies having the less significant impact and on EC(1). Risk Dept. (1) EC = Economic Capital. Itaú Unibanco Holding S.A. page 18

 Risk Appetite Defined by the Board of Directors Principles Principles Dimensions Sustainability and customer Optimization of capital Reputation; satisfaction; allocation; Liquidity; Risk pricing; Low volatility in results; Capitalization; Operational excellence; Regional focus; Operational Risk; Diversification; Alignment with “Our Way”; Breakdown of results; Credit. Risk Culture; Diversification of businesses. Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 3 Concentration by segments Exposure by ratings Concentration by industry Highest exposures Maximum PD 3 (1) VAR = Value at Risk; (2) PD = Probability of default. Itaú Unibanco Holding S.A. page 19

Risk Appetite (as approved by the Board of Directors) The Risk Appetite... establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation. It is based on Guided by the and monitored by 43 metrics inserted Board of Directors Principles of Risk in the day-to-day of business management Statement Management Capitalization “We are a universal bank, • Capital ratios in normal and stress situations operating predominantly in o Sustainability and • Debt issuance ratings Latin America. Supported by customer satisfaction Liquidity our risk culture, we operate • Short and mid-term liquidity indicators based on rigorous ethical o Risk culture Results Composition and regulatory compliance • Largest credit risk standards, seeking high and • Largest exposures and by rating brackets o Price for risk growing results, with low • Concentration by sectors, countries and segments volatility, by means of the • Concentration of market risk o Diversification Operational Risk long-lasting relationship with Dimensions clients, correct price for risk, • Operational losses events Operational excellence • Information technology well-distributed funding and o proper use of capital.” Reputation • Suitability indicators o Ethics and respect for • Media Exposure regulation • Customer complaint tracking • Regulatory compliance Itaú Unibanco Holding S.A. page 20

Retail Management – Individuals and Small and Medium Companies STATISTICAL MODELS Lowest risk Risk Level Highest Risk 100 100 102 98 114 94 123 89 128 88 148 88 153 88 100 100 104 101 102 95 101 89 106 90 112 99 124 94 115 91 115 91 116 92 130 93 148 88 157 81 167 79 v POLICY Variables that distinguishes risk 110 91 112 102 114 97 113 92 118 96 121 77 130 91 114 86 118 87 134 79 136 74 169 72 166 67 179 65 114 82 122 99 127 85 130 77 142 115 173 73 155 65 Fictitious figures (Basis 100 = lowest risk cell). Higher risk Default Rate 116 92 RAROC (Risk Adjusted Return on Capital) Loss/Revenue 114 97 ROE (Return on Equity) Management tool (tightening and easing credit standards) Data adjusted to expected future macroeconomic scenario Itaú Unibanco Holding S.A. page 21

Credit Offer Based on Future Scenario STATISTICAL MODELS Lowest Highest Risk Level risk risk Base Credit Available Scenario POLICY Credit Not Available Highest risk Positive future expectation Negative future expectation Risk Level Risk Level Credit Available Credit Available Credit Not Available Credit Not Available Easing of credit, maintaining the same Tightening of credit, maintaining the same appetite appetite Itaú Unibanco Holding S.A. page 22

3 Business Overview

Universal Bank 3 • Approximately 28.7 million credit card accounts and 25.7 • 4,396 branches and client service branches and million debit card accounts; 45,353 ATMs in Brazil; • Leader in Brazilian credit card market, extensive number • Premier banking brand in Brazil; of joint ventures and partnerships with retailers. • Strategically positioned for growth in mortgage market (partnerships with Lopes). • Total portfolio for individuals of R$ 14.1 billion; Itaú • Full coverage of corporate clients with • Lease and finance through over 12 thousand dealers; annual sales above R$ 200 million; Unibanco • Leadership in IB products with top positions Risk-based Large distribution in major league tables; pricing model network • One of the largest players based on direct premiums; • Treasury operations for the conglomerate. Leader in Diverse lines of performance in products and • Association with Porto Seguro for auto and Brazil services residential insurance; Intensive use • Purpose: to be recognized as “the Bank expert in • 2Q17 net income: R$ 601 million. of technology Latin America”; • Retail presence in Latin America: Colombia, • Small and Medium Enterprises with annual sales up to Paraguay, Chile, Argentina, Uruguay. R$ 30 million; • Total assets under administration of • Corporate clients with annual sales from R$ 30 million to approximately R$ 998 billion; R$ 200 million. • Leader in Private banking services in Latin America. (1) As of December 31, 2016. Itaú Unibanco Holding S.A. page 24

Client Segmentation Individuals Segmentation Companies Segmentation by monthly income by annual sales Ultra Private Bank over R$ 4 Billion or >750 Million debt* >R$5 Million in total investment Large >R$ 400 Million up to R$ 4 Billion or >200 Million debt* Corporate >R$ 200 Million up to R$ 400 Million Personnalité >R$10 Thousand or >R$100 Thousand Middle in total investments Wholesale Banking >R$ 30 Million up to R$ 200 Million Uniclass >R$ 4 Thousand up to R$10 Thousand Retail Banking Very Small and Retail Small Companies up to R$ 4 Thousand up to R$ 30 Million *total exposure, includes endorsements, sureties and securities. Itaú Unibanco Holding S.A. page 25

Retail in Brazil

Presence in Brazil [1] (As of June 30, 2017)


North
118
Northeast
335
Midwest
316
Southeast
2,953
South
674

Brazil: 4,396
Abroad + IBBA: 559
Total: 4,955

Automated Teller Machines (ATMs) [2]


43,631 43,749 44,352 44,037 44,293 44,631 44,947 45,182 45,353
563 372 209 110 75 69 26 21 15
767 765 715 694 686 668 648 635 626
17,539 17,912 18,550 18,504 18,935 19,456 19,868 20,516 20,809
24,762 24,700 24,878 24,729 24,597 24,438 24,405 24,010 23,903
Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17
Branches [3]
Banco 24Horas [4]
ESB
Third Party Locations [5]

Branches and Client Service Branches (CSB) [6,7]


4,758 4,767 4,739 4,676 4,616 4,574 4,554 4,454 4,413
56 74 94 108 115 130 135 144 154
3,868 3,871 3,821 3,755 3,707 3,664 3,653 3,553 3,523
834 822 824 813 794 780 766 757 736
Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17
CSB
Brick and Mortar Branches
Digital Branches

(1) Considers Brick and Mortar Branches and CSBs. (2) Client Service Branches (CSBs). (3) Electronic Service Branches (such as exclusive ATMs inside companies). (4) Points of service in third-parties' establishments (such as shopping centers and airports. (5) Does not include points of sale and ATMs (Banco 24h). (6) Points of service include only Client Service Branches (CSBs). (7) Includes Itaú BBA branches.

Itaú Unibanco Holding S.A.

page 26

Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights Highlights JVs and Partnerships • Brazilian market leader in credit card transactions • Focus on credit card instruments • Qualification of the client base: proprietary channel x partnerships • Long term agreements • Credit card business comprises: • Alignment of incentives • Issuance of cards • Acquiring: REDE • JVs and partnership with retailers • Own brand: Hiper • Approximately 54.4 million card accounts (2Q17) • 28.7 million credit card accounts • 25.7 million debit card accounts • R$ 93.0 billion in card transactions (2Q17) • R$ 68.7 billion in credit card transactions • R$ 24.4 billion in debit card transactions • High growth potential in credit card usage in Brazil Itaú Unibanco Holding S.A. page 27

Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure 29.9% 30.3% 28.1% 28.2% 28.3% 28.8% 28.4% 27.8% 28.0% 11.6% 11.9% 10.1% 10.1% 10.6% 11.0% 10.9% 10.7% 11.1% 17.7% 18.0% 17.6% 18.3% 17.4% 17.9% 17.4% 18.3% 17.2% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute). Only the purchase volume is considered in the cards billing. Itaú Unibanco Holding S.A. page 28

Merchant Acquiring - REDE Credit Card Transaction Volume Debit Card Transaction Volume R$ million R$ million 67,110 68,259 37,358 37,548 61,795 61,866 59,982 61,328 62,370 60,938 61,937 31,710 32,055 32,916 32,070 32,851 32,867 32,014 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Numbers Service Revenues from Acquiring R$ million Jun-17 % growth 1,513 1,426 1,501 1,535 1,433 2Q17 x 2Q16 1,447 1,401 1,353 1,383 POS number 1.3 million -21.9% Transactions 0.96 billion -2.9% Purchase volume R$ 94 billion 0.6% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Itaú Unibanco Holding S.A. page 29

Retail - Payroll Loan in Brazil Evolution of Payroll Loan Portfolio Composition of Payroll Loans Portfolio R$ billion 45.5 45.7 45.4 46.7 46.5 45.6 44.6 44.9 44.8 5.3 5.3 5.0 4.8 4.7 4.6 10% 4.4 4.3 4.3 11.0 10.4 9.8 9.2 8.8 8.2 12.5 12.0 11.6 18% 30.9 31.4 31.2 31.0 31.7 32.2 27.7 28.4 28.8 72% Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 INSS Public Sector Private Sector Private Sector Public Servants INSS - Retirees and Pensioners Portfolio Balance Composition of Personal Loans Portfolio R$ billion -0.1% -3.7% 46.7 46.5 140% 45.5 45.7 45.4 45.6 44.6 44.9 44.8 120% 36.2% 41.3% 39.7% 38.9% 38.2% 37.1% 49.0% 100% 59.6% 54.8% 34.5% 35.4% 35.6% 35.4% 36.2% 37.0% 37.7% 38.0% 38.7% 80% 65.5% 64.6% 64.4% 64.6% 63.8% 63.0% 62.3% 60% 62.0% 61.3% 62.9% 63.8% 40% 51.0% 58.7% 60.3% 61.1% 61.8% 40.4% 45.2% 20% 0% Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Originated by the branch network Originated by other channels Payroll Other - Personal Loan Itaú Unibanco Holding S.A. page 30

Retail - Mortgage Market in Brazil Mortgage Loans Evolution Distribution Channels for Individuals Balance R$ million As of June 2017 1.5% 47,092 48,488 47,797 Partnerships 23.0% 20.9% 20.0% 7% Regular Branches 14% 77.0% 79.1% 80.0% Developers 20% Real Estate Brokers 28% Jun-16 Mar-17 Jun-17 Individuals Companies Collaterals (LTV) Average Ticket and Average Origination Term As of June 2017 (Loan to value ratio) 54.9% 55.0% 54.5% 41.8% 41.6% 40.9% 2Q17 Average operation period¹ 311 months Average value of the Property² R$ 554 Thousand Financing Average Ticket R$ 305 Thousand Jun-16 Mar-17 Jun-17 Portfolio Vintage (Quarterly Average) (1) Average Operation Period for new developers contracts. (2) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. Itaú Unibanco Holding S.A. page 31

Retail - Vehicle Financing in Brazil

Highlights:

- Offers finance through over 12 thousand dealers.
- Average ticket size of approximately R$ 28.6 thousand.
- 81% of the financing is guaranteed up to 4 years.
- 91% of the financing are made up to 48 months.
- LTV of the new vehicle concessions to individuals of 55,7% in the Second Quarter 2017.

Principais produtos e serviços:

- **Digital Platform:** allows more agility, autonomy and efficiency for stores and dealers;
- **Customer Risk Based Pricing:** interest rates established by the customer risk profile, allowing the practice of lower interest rates and improvement of the credit portfolio;
- **Troca Certa:** an innovative solution to finance a 0 km vehicles, with lower installment than the traditional and with the repurchase guaranteed by the dealer by the end of the contract as an option for the customer;
- **Financing of Accessories and Services:** special credit line for financing of accessories and services, already embedded in the vehicles installment;
- **iCarros:** the portal, which becomes 100% of Itaú Unibanco, present in all stages of the vehicles purchase. The average website visits is of 16 million accesses per month, more than 60% by app or mobile device browsers.



Individuals Portfolio
R$ milhões
-16%
16,700
14,102
2Q16
2Q17



Individuals and Corporate Loans Granted
R$ milhões
6%
4,302
4,580
1H16
1H17



90-day NPL Ratio | Individuals - Vehicles
Base 100 = dec-12
100
109
68
54
49
48
2012
2013
2014
2015
2016
2Q17

Itaú Unibanco Holding S.A.

page 32

Retail - Insurance Ranking in Brazil [1,2]

	jan-may/17	jan-may/16	Model
Total Insurance [3]	**4th**	**4th**	
Bancassurance	**3rd**	**3rd**	
Life & Personal Accidents	3 rd	3 rd	*Bancassurance*
Credit Insurance	5 th	5 th	*Bancassurance*
Pension Plan	3 rd	3 rd	*Bancassurance*
Premium Bonds	2 nd	2 nd	*Bancassurance*
Porto Seguro	**3rd**	**3rd**	
Vehicles [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities [6]	**4th**	**4th**	
Large Risks [7]		**we do not offer this product.**	
Health Insurance		**we do not offer this product.**	

(1) Source SUSEP, date: May-17, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Insurance core activities and other activities; (4) Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Educational, Travel, Unemployment, Funeral Allowance, Serious Diseases and Random Events), Housing, Multiple Peril and Domestic Credit – Individuals.; (5) Considers only Porto Seguro numbers; (6) other activities include: Extended Warranty,Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014.

Itaú Unibanco Holding S.A.

page 33

Retail - Association with Porto Seguro Association’s Structure Highlights • Unification of residential and automobile insurance Controlling stockholders of Itaú Unibanco Porto Seguro operations; 57.07% 42.93% • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s PSIUPAR Market customers in Brazil and Uruguay; 69.88% 30.12% • Itaú Unibanco Holding nominates 2 of 5 board of directors Porto Seguro S.A. (PSSA) members of PSIUPAR and 2 of 7 board of directors members of PSSA. 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) Itaú Unibanco Holding S.A. page 34

Very Small, Small and Middle Market in Brazil SMEs Loan Portfolio 3 R$ million 79,649 75,433 72,002 68,974 61,547 59,957 59,778 2012 2013 2014 2015 2016 1Q17 2Q17 Highlights Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others Very Small and Small Market • Clients with annual revenues up to R$ 30 million Middle Market • This sub-segment serves approximately 30 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million • Focus on high-rating clients, and 86% of loans are granted to clients rated B2 or better. (1) Includes endorsements and sureties. Itaú Unibanco Holding S.A. page 35

Wholesale - Corporate and Investment Banking | Leadership Position in Brazil Wholesale Banking Ranking Corporate Banking Jun-17 2016 2015 Annual revenues up to R$ 30 MM M&A¹ 1st 1st 1st Investment Banking Local DCM² 1st 2nd 2nd Leadership position and client International DCM(3) 7th 10th 4th recognition Derivatives Total(4) 1st 1st 1st LatAm Presence in all banking segments in Latin America Corporate Loans (5,6) R$ million WMS Large range of customized wealth management and investments solutions 213,815 219,418 194,472 181,541 176,613 175,446 Markets, Products & Planning Treasury operations for the conglomerate 2013 2014 2015 2016 1Q17 2Q17 (1) Source: Thompson; (2) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities. Information from May-17; (3) Source: Dealogic;. (4) Source: Cetip; (5) Clients with sales above R$200 million. (6) Includes endorsements and sureties. Itaú Unibanco Holding S.A. page 36

Wholesale - Wealth Management Services | Brazil

Evolution of Assets Under Administration

R$ billion



695
733
749
794
822
888
890
951
981
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17

Private Banking with a full global wealth management platform, leadership position in Brazil

Asset Management largest fund manager among private banks in Brazil

Investment Product management for the conglomerate and a full range of investment options to Retail Banking

Securities Services fiduciary administration, bookkeeping of shares, local and international custody

Recognition

BEST FUND MANAGER BRAZIL
6th time in the last decade

BEST PRIVATE BANKING IN BRAZIL
5th time in 6 editions

BEST PRIVATE BANKING SERVICES OVERALL BRAZIL
7th time in 9 editions

Itaú Unibanco Holding S.A.

page 37

Retail Footprint in Latin America | June 2017 Mexico | CIB Employees: 9 Panama Colombia3 Employees: 3,622 Branches: 176 ATMs: 176 Brazil Employees: 81,252 Peru Representative Branches + CSBs: 4,413 Office ATMs: 45,353 Paraguay Chile Employees: 5,966 Employees: 802 Branches + CSBs: 215 Branches + CSBs: 39 ATMs: 493 ATMs: 311 Non-Bank Correspondents : 52 Uruguay Argentina CIB Employees: 1,109 Retail Employees: 1,665 Branches + CSBs: 25 Branches + CSBs: 87 Points of Service OCA: 35 ATMs: 178 ATMs: 61 (1) Considers employees and branches from Panama. Itaú Unibanco Holding S.A. page 38

Segments – Income Statement *Pro Forma* 2Q17

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating revenues	**17,217**	**7,309**	**2,679**	**27,205**
Managerial Financial Margin	9,684	5,065	2,636	17,385
Financial Margin with Clients	9,684	5,065	1,014	15,762
Financial margin with Market	-	-	1,623	1,623
Commissions and Fees	5,870	2,160	8	8,037
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,663	85	35	1,783
Cost of Credit	**(3,229)**	**(1,245)**	**(1)**	**(4,474)**
Provision for Loan Losses	(3,731)	(1,217)	(1)	(4,948)
Impairment	-	(105)	-	(105)
Discounts Granted	(200)	(54)	-	(254)
Recovery of Loans Written Off as Losses	702	131	-	834
Retained Claims	**(249)**	**(12)**	**-**	**(261)**
Operating Margin	**13,740**	**6,052**	**2,679**	**22,471**
Other Operating Income/ (Expenses)	**(9,342)**	**(3,515)**	**(361)**	**(13,218)**
Non-interest Expenses	(8,205)	(3,205)	(141)	(11,551)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,078)	(310)	(218)	(1,606)
Insurance Selling Expenses	(60)	(0)	(1)	(61)
Income before Tax and Minority Interests	**4,398**	**2,537**	**2,318**	**9,253**
Income Tax and Social Contribution	**(1,599)**	**(729)**	**(565)**	**(2,892)**
Minority Interests in Subsidiaries	**(44)**	**(142)**	**(5)**	**(191)**
Recurring Net Income	**2,755**	**1,666**	**1,748**	**6,169**
Recurring Return on Average Allocated Capital	32.7%	12.0%	27.3%	21.5%
Efficiency Ratio (ER)	51.8%	45.9%	5.7%	45.7%
Risk-Adjusted Efficiency Ratio (RAER)	72.2%	63.7%	5.8%	63.4%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.

page 39

4 Financial Highlights

Highlights Recurring Net Income 2Q17/1Q17 1H17/1H16 Consolidated R$6.2 bn - 0.1% (2Q17/1Q17) Financial Margin with Clients: + 1.4% - 2.0% R$12.3 bn +15.0% (1H17/1H16) Brazil R$5.9 bn - 1.2% (2Q17/1Q17) Financial Margin with the Market: - 13.1% + 7.2% R$11.9 bn + 16.6% (1H17/1H16) Cost of Credit: - 15.3% - 28.0% Recurring ROE (p.a.) Consolidated 21.5% - 50 bps (2Q17/1Q17) Commissions and Fees and Result from Insurance(1): + 0.6% +3.7% 21.8% + 170 bps (1H17/1H16) Brazil 22.7% - 80 bps (2Q17/1Q17) Non-interest Expenses: + 5.0% + 1.0% 23.1% + 220 bps (1H17/1H16) Credit Portfolio Credit Quality (Jun-17) + 0.1% - 3.5% (Endorsements, Sureties and Private Securities): Consolidated NPL 90 - 20 bps (Jun-17 / Mar-17) Jun-17 Jun-16 3.2% - 40 bps (Jun-17 / Jun-16) Estimated BIS III (Common Equity Tier I) – Full 13.5% 13.2% Brazil Implementation of BIS III(2): - 30 bps (Jun-17 / Mar-17) NPL 90 3 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. 3.9% - 60 bps (Jun-17 / Jun-16) (2)CET I full with fully loaded Basel III rules after impact of Citibank consolidation and the investment in XP before the use of tax credits. Note: Results from Brazil consider units abroad ex-Latin America. Itaú Unibanco Holding S.A. page 41

Recurring ROE Consolidated ROE / ROA 24.8% 24.1% 22.1% 19.6% 22.0% 21.5% 20.6% 19.9% 20.7% 1.8% 1.8% 1.6% 1.4% 1.6% 1.6% 1.6% 1.7% 1.7% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) Brazil 3 25.1% 24.2% 22.8% 23.5% 22.7% 20.7% 21.1% 20.8% 21.7% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Annualized Recurring Return on Average Equity (quarterly) - Brazil (1) Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. page 42

Non-Recurring Events

In R$ millions	2Q17	1Q17	2Q16	1H17	1H16
Recurring Net Income	**6,169**	**6,176**	**5,575**	**12,345**	**10,737**
Non-Recurring Events	**(155)**	**(123)**	**(57)**	**(278)**	**(108)**
Impairment (a)	(7)	-	(9)	(7)	(9)
Goodwill Amortization (b)	(123)	(125)	(156)	(248)	(188)
Contingencies Provision (c)	(22)	(18)	(31)	(40)	(63)
Program for Settlement or Installment Payment of Taxes (d)	-	-	-	-	12
Other	(2)	20	140	18	140
Net Income	**6,014**	**6,052**	**5,518**	**12,066**	**10,630**
CorpBanca's Pro Forma Consolidation Effects	-	-	-	-	(72)
Net Income as Reported	**6,014**	**6,052**	**5,518**	**12,066**	**10,702**

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) **Impairment:** Adjustment to reflect the realization value of certain assets.

(b) **Goodwill Amortization:** Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) **Contingencies Provision:** Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(d) **Program for the Settlement or Installment Payment of Taxes:** Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

Itaú Unibanco Holding S.A.

page 43

Income Statement | Operating Revenues Perspective

In R$ millions	2Q17	1Q17	change	2Q16	change	1H17	1H16	change
Operating Revenues	**27,205**	**27,266**	**-0.2%**	**27,448**	**-0.9%**	**54,471**	**54,569**	**-0.2%**
Managerial Financial Margin	17,385	17,415	-0.2%	17,558	-1.0%	34,800	35,207	-1.2%
Financial Margin with Clients	15,762	15,547	1.4%	16,038	-1.7%	31,309	31,950	-2.0%
Financial Margin with Market	1,623	1,868	-13.1%	1,520	6.7%	3,491	3,258	7.2%
Commissions and Fees	8,037	7,844	2.5%	7,816	2.8%	15,881	15,147	4.9%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,783	2,007	-11.2%	2,074	-14.0%	3,790	4,215	-10.1%
Cost of Credit	**(4,474)**	**(5,281)**	**-15.3%**	**(6,335)**	**-29.4%**	**(9,755)**	**(13,546)**	**-28.0%**
Provision for Loan Losses	(4,948)	(5,392)	-8.2%	(6,337)	-21.9%	(10,340)	(14,161)	-27.0%
Impairment	(105)	(444)	-76.3%	(539)	-80.5%	(550)	(539)	1.9%
Discounts Granted	(254)	(293)	-13.3%	(430)	-40.9%	(547)	(668)	-18.0%
Recovery of Loans Written Off as Losses	834	849	-1.7%	972	-14.2%	1,682	1,823	-7.7%
Retained Claims	**(261)**	**(321)**	**-18.8%**	**(352)**	**-26.0%**	**(582)**	**(746)**	**-22.1%**
Operating Margin	**22,471**	**21,664**	**3.7%**	**20,761**	**8.2%**	**44,135**	**40,277**	**9.6%**
Other Operating Income/(Expenses)	**(13,218)**	**(12,694)**	**4.1%**	**(13,093)**	**1.0%**	**(25,912)**	**(25,713)**	**0.8%**
Non-interest Expenses	(11,551)	(11,001)	5.0%	(11,415)	1.2%	(22,552)	(22,324)	1.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,606)	(1,604)	0.1%	(1,516)	5.9%	(3,210)	(3,031)	5.9%
Insurance Selling Expenses	(61)	(89)	-30.9%	(162)	-62.0%	(150)	(358)	-57.9%
Income before Tax and Minority Interests	**9,253**	**8,970**	**3.2%**	**7,669**	**20.7%**	**18,222**	**14,564**	**25.1%**
Income Tax and Social Contribution	**(2,892)**	**(2,767)**	**4.5%**	**(1,899)**	**52.3%**	**(5,659)**	**(3,638)**	**55.6%**
Minority Interests in Subsidiaries	**(191)**	**(27)**	**600.2%**	**(195)**	**-1.8%**	**(219)**	**(189)**	**15.7%**
Recurring Net Income	**6,169**	**6,176**	**-0.1%**	**5,575**	**10.7%**	**12,345**	**10,737**	**15.0%**

Itaú Unibanco Holding S.A.

page 44

Income Statement | Managerial Financial Margin Perspective

In R$ millions	2Q17	1Q17	change	2Q16	change	1H17	1H16	change
Managerial Financial Margin	**17,385**	**17,415**	**-0.2%**	**17,558**	**-1.0%**	**34,800**	**35,207**	**-1.2%**
Financial Margin with Clients	15,762	15,547	1.4%	16,038	-1.7%	31,309	31,950	-2.0%
Financial Margin with the Market	1,623	1,868	-13.1%	1,520	6.7%	3,491	3,258	7.2%
Cost of Credit	**(4,474)**	**(5,281)**	**-15.3%**	**(6,335)**	**-29.4%**	**(9,755)**	**(13,546)**	**-28.0%**
Provision for Loan Losses	(4,948)	(5,392)	-8.2%	(6,337)	-21.9%	(10,340)	(14,161)	-27.0%
Impairment	(105)	(444)	-76.3%	(539)	-80.5%	(550)	(539)	1.9%
Discounts Granted	(254)	(293)	-13.3%	(430)	-40.9%	(547)	(668)	-18.0%
Recovery of Loans Written Off as Losses	834	849	-1.7%	972	-14.2%	1,682	1,823	-7.7%
Net Result from Financial Operations	**12,911**	**12,134**	**6.4%**	**11,223**	**15.0%**	**25,044**	**21,662**	**15.6%**
Other Operating Income/(Expenses)	**(3,658)**	**(3,164)**	**15.6%**	**(3,554)**	**2.9%**	**(6,822)**	**(7,097)**	**-3.9%**
Commissions and Fees	8,037	7,844	2.5%	7,816	2.8%	15,881	15,147	4.9%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,461	1,597	-8.5%	1,560	-6.3%	3,058	3,111	-1.7%
Non-interest Expenses	(11,551)	(11,001)	5.0%	(11,415)	1.2%	(22,552)	(22,324)	1.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,606)	(1,604)	0.1%	(1,516)	5.9%	(3,210)	(3,031)	5.9%
Income before Tax and Minority Interests	**9,253**	**8,970**	**3.2%**	**7,669**	**20.7%**	**18,222**	**14,564**	**25.1%**
Income Tax and Social Contribution	**(2,892)**	**(2,767)**	**4.5%**	**(1,899)**	**52.3%**	**(5,659)**	**(3,638)**	**55.6%**
Minority Interests in Subsidiaries	**(191)**	**(27)**	**600.2%**	**(195)**	**-1.8%**	**(219)**	**(189)**	**15.7%**
Recurring Net Income	**6,169**	**6,176**	**-0.1%**	**5,575**	**10.7%**	**12,345**	**10,737**	**15.0%**

Itaú Unibanco Holding S.A.

page 45

Results – Brazil and Latin America

In R$ billions	1H17 Consolidated	1H17 Brazil [1]	1H17 Latin America (ex-Brazil) [2]	1H16 Consolidated	1H16 Brazil [1]	1H16 Latin America (ex-Brazil) [2]	change Consolidated	change Brazil [1]	change Latin America (ex-Brazil) [2]
Operating Revenues	**54.5**	**50.1**	**4.4**	**54.6**	**49.6**	**4.9**	**-0.2%**	**0.8%**	**-10.2%**
Managerial Financial Margin	34.8	31.7	3.1	35.2	31.7	3.5	-1.2%	0.1%	-12.0%
Financial Margin with Clients	31.3	28.7	2.6	31.9	28.8	3.1	-2.0%	-0.5%	-15.7%
Financial Margin with the Market	3.5	3.0	0.5	3.3	2.8	0.4	7.2%	6.0%	15.3%
Commissions and Fees	15.9	14.6	1.2	15.1	13.8	1.3	4.9%	5.8%	-5.1%
Result from Insurance [3]	3.8	3.7	0.1	4.2	4.1	0.1	-10.1%	-10.1%	-11.7%
Cost of Credit	**(9.8)**	**(8.8)**	**(1.0)**	**(13.5)**	**(12.5)**	**(1.1)**	**-28.0%**	**-29.5%**	**-11.0%**
Provision for Loan Losses	(10.3)	(9.3)	(1.0)	(14.2)	(13.0)	(1.2)	-27.0%	-28.3%	-11.8%
Impairment	(0.5)	(0.5)	-	(0.5)	(0.5)	-	1.9%	1.9%	-
Discounts Granted	(0.5)	(0.5)	(0.0)	(0.7)	(0.7)	-	-18.0%	-21.5%	-
Recovery of Loans Written Off as Losses	1.7	1.6	0.1	1.8	1.7	0.1	-7.7%	-8.3%	5.0%
Retained Claims	**(0.6)**	**(0.6)**	**(0.0)**	**(0.7)**	**(0.7)**	**(0.0)**	**-22.1%**	**-22.6%**	**0.1%**
Operating Margin	**44.1**	**40.7**	**3.4**	**40.3**	**36.5**	**3.8**	**9.6%**	**11.6%**	**-10.0%**
Other Operating Expenses	**(25.9)**	**(23.1)**	**(2.9)**	**(25.7)**	**(22.4)**	**(3.3)**	**0.8%**	**2.7%**	**-12.4%**
Non-interest Expenses	(22.6)	(19.8)	(2.8)	(22.3)	(19.1)	(3.2)	1.0%	3.3%	-12.8%
Tax Expenses and Other [4]	(3.4)	(3.3)	(0.1)	(3.4)	(3.3)	(0.1)	-0.8%	-0.9%	4.1%
Income before Tax and Minority Interests	**18.2**	**17.7**	**0.6**	**14.6**	**14.0**	**0.5**	**25.1%**	**25.9%**	**4.4%**
Income Tax and Social Contribution	**(5.7)**	**(5.6)**	**(0.1)**	**(3.6)**	**(3.6)**	**(0.0)**	**55.6%**	**54.1%**	**972.7%**
Minority Interests in Subsidiaries	**(0.2)**	**(0.1)**	**(0.1)**	**(0.2)**	**(0.1)**	**(0.1)**	**15.7%**	**-21.0%**	**102.5%**
Recurring Net Income	12.3	11.9	0.4	10.7	10.3	0.5	15.0%	16.6%	-18.6%
ROE (%)	21.8	23.1	8.2	20.1	20.9	11.8	170 bps	220 bps	-360 bps

(1) Includes units abroad ex-Latin America.
(2) Latin America information is presented in nominal currency.
(3) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(4) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.
page 46

Business Model

In R$ billions	1H17					1H16					change				
	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	**54.5**	**28.3**	**1.0**	**23.7**	**1.4**	**54.6**	**30.2**	**1.2**	**22.4**	**0.7**	**(0.1)**	**(1.9)**	**(0.1)**	**1.3**	**0.7**
Managerial Financial Margin	34.8	23.3	1.0	9.1	1.4	35.2	25.4	1.2	7.9	0.7	(0.4)	(2.1)	(0.1)	1.2	0.7
Commissions and Fees	15.9	5.0	0.0	10.9	-	15.1	4.8	0.0	10.3	-	0.7	0.2	0.0	0.6	-
Result from Insurance [1]	3.8	-	-	3.8	-	4.2	-	-	4.2	-	(0.4)	-	-	(0.4)	-
Cost of Credit	**(9.8)**	**(9.8)**	**-**	**-**	**-**	**(13.5)**	**(13.5)**	**-**	**-**	**-**	**3.8**	**3.8**	**-**	**-**	**-**
Retained Claims	**(0.6)**	**-**	**-**	**(0.6)**	**-**	**(0.7)**	**-**	**-**	**(0.7)**	**-**	**0.2**	**-**	**-**	**0.2**	**-**
Non-interest Expenses and Other Expenses [2]	**(26.1)**	**(12.5)**	**(0.2)**	**(13.4)**	**(0.1)**	**(25.9)**	**(12.6)**	**(0.3)**	**(13.0)**	**(0.0)**	**(0.2)**	**0.1**	**0.0**	**(0.4)**	**(0.0)**
Recurring Net Income	**12.3**	**4.2**	**0.5**	**6.5**	**1.2**	**10.7**	**3.2**	**0.6**	**6.4**	**0.6**	**1.6**	**1.0**	**(0.1)**	**0.1**	**0.6**
Regulatory Capital	118.4	56.6	2.6	30.0	29.2	110.6	55.3	3.1	29.1	23.2	7.8	1.3	(0.5)	0.9	6.0
Value Creation [3]	4.1	0.0	0.3	4.5	(0.7)	1.8	(1.7)	0.3	3.6	(0.4)	2.3	1.7	0.0	0.9	(0.3)
Recurring ROE	21.8%	14.5%	31.5%	44.7%	8.9%	20.1%	11.1%	32.2%	36.9%	9.5%	170 bps	340 bps	-70 bps	780 bps	-60 bps

(1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.
(3) The consolidated cost of equity, for each period, was used to calculate the value creation of the consolidated and of the businesses.

Itaú Unibanco Holding S.A.

page 47

Itaú

Credit Portfolio with Endorsements, Sureties and Private Securities In R$ billions, end of period 2Q17 1Q17 change 2Q16 change Individuals 179.4 180.5 -0.6% 182.6 -1.8% Credit Card Loans 56.4 56.2 0.3% 54.5 3.5% Personal Loans 25.9 26.3 -1.6% 28.7 -9.9% Payroll Loans 44.8 44.9 -0.1% 46.5 -3.7% Vehicle Loans 14.1 14.8 -4.6% 16.7 -15.6% Mortgage Loans 38.3 38.3 -0.2% 36.3 5.4% Companies 235.2 236.6 -0.6% 251.1 -6.3% Corporate Loans 175.4 176.6 -0.7% 188.9 -7.1% Very Small, Small and Middle Market Loans 59.8 60.0 -0.3% 62.2 -4.0% Latin America 137.7 133.3 3.3% 139.2 -1.1% Total with Endorsements and Sureties 552.3 550.3 0.4% 573.0 -3.6% Corporate - Private Securities 35.0 36.7 -4.6% 35.6 -1.7% Total with Endorsements, Sureties and Private Securities 587.3 587.0 0.1% 608.6 -3.5% Total with Endorsements, Sureties and Private Securities 587.3 593.1 -1.0% 613.1 -4.2% (ex-foreign exchange rate variation) Note: Excluding the effect of Foreign exchange variation, the Corporate Loans portfolio would have decreased 1.5% in the quarter and 7.8% in the 12-month period and the Latin America portfolio would have increased 0.2% in the quarter and decreased 3.0% in the 12-month period. Itaú Unibanco Holding S.A. page 48

Credit Portfolio by Product

In R$ millions, end of period	2Q17	1Q17	change	2Q16	change
Individuals - Brazil [1]	**179,061**	**180,154**	**-0.6%**	**182,459**	**-1.9%**
Credit Card	56,376	56,215	0.3%	54,455	3.5%
Personal Loans	25,387	25,798	-1.6%	28,240	-10.1%
Payroll Loans [2]	44,785	44,850	-0.1%	46,489	-3.7%
Vehicles	14,102	14,779	-4.6%	16,700	-15.6%
Mortgage Loans	38,251	38,334	-0.2%	36,280	5.4%
Rural Loans	161	178	-9.1%	296	-45.5%
Companies - Brazil [1]	**171,642**	**172,488**	**-0.5%**	**184,218**	**-6.8%**
Working Capital [3]	90,179	88,476	1.9%	90,965	-0.9%
BNDES/Onlending	28,767	30,352	-5.2%	38,605	-25.5%
Export / Import Financing	30,197	30,949	-2.4%	31,339	-3.6%
Vehicles	2,325	2,498	-6.9%	3,580	-35.1%
Mortgage Loans	9,546	10,154	-6.0%	10,812	-11.7%
Rural Loans	10,628	10,058	5.7%	8,917	19.2%
Latin America [4]	**129,172**	**125,454**	**3.0%**	**131,281**	**-1.6%**
Total without Endorsements and Sureties	**479,875**	**478,095**	**0.4%**	**497,959**	**-3.6%**
Endorsements and Sureties	72,475	72,223	0.3%	75,044	-3.4%
Total with Endorsements and Sureties	**552,350**	**550,318**	**0.4%**	**573,003**	**-3.6%**
Corporate Private Securities [5]	34,985	36,680	-4.6%	35,603	-1.7%
Total Risk	**587,335**	**586,998**	**0.1%**	**608,606**	**-3.5%**

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (5) Includes Debentures, CRI and Commercial Paper.

Itaú Unibanco Holding S.A.

page 49

Credit Portfolio Growth in Brazil 3 (in R$ Billions) Nominal GDP (May-13 a May-17): 27.2% Accumulated Inflation (IPCA) (Jun-13 a Jun-17): 30.4% Accumulated Interbank Rate: (Jun-13 a Jun-17): 59.8% Credit Card Loans Personal Loans Payroll Loans Vehicle Loans Considers the acquisition of the “Credicard” portfolio of approx. R$ 7 bi which was included in Dec-13. -5.2% 142.8% -68.9% 35.4% -14.1% -1.6% -40.7% 0.2% 7 56 54 56 30 46 46 45 45 46 28 28 27 42 25 34 30 24 18 17 14 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Mortgage Loans Coporate Loans Very Small, Small and Total Brazil Middle Market Loans 83.6% -1.9% -22.7% 2.0% 20.5% -22.1% -14.8% -12.6% 147 74 36 38 131 70 67 401 117 125 60 373 367 351 32 115 57 344 26 21 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 (1) Loan Portfolio without endorsements and sureties. Itaú Unibanco Holding S.A. page 50

Credit Portfolio Breakdown

Companies Credit Portfolio by Business Sector [1]

In R$ millions, end of period	2Q17	1Q17	change	
Public Sector	**3,435**	**4,451**	**(1,016)**	**-22.8%**
Private Sector | Companies	**319,592**	**318,315**	**1,277**	**0.4%**
Real Estate	22,974	23,542	(568)	-2.4%
Vehicles and auto parts	18,355	18,986	(630)	-3.3%
Food and beverage	17,369	17,666	(297)	-1.7%
Agribusiness and fertilizers	16,457	16,116	341	2.1%
Energy and water treatment	15,040	15,564	(524)	-3.4%
Transportation	14,276	13,238	1,037	7.8%
Banks and other financial institutions	12,834	12,107	727	6.0%
Infrastructure work	11,000	10,271	729	7.1%
Petrochemical and chemical	10,233	10,693	(459)	-4.3%
Steel and metallurgy	9,617	9,545	72	0.8%
Mining	9,389	8,591	798	9.3%
Telecommunications	9,156	8,849	307	3.5%
Sugar and Alcohol	8,787	9,474	(687)	-7.3%
Capital Assets	6,839	6,958	(119)	-1.7%
Pharmaceutical and cosmetics	6,677	6,999	(322)	-4.6%
Electronic and IT	6,627	6,002	625	10.4%
Construction Material	6,222	6,570	(348)	-5.3%
Oil and gas	5,775	6,346	(571)	-9.0%
Clothing and footwear	4,706	4,905	(199)	-4.0%
Services - Other	37,243	37,430	(187)	-0.5%
Commerce - Other	16,706	17,008	(302)	-1.8%
Industry - Other	7,678	7,492	186	2.5%
Other	45,630	43,963	1,667	3.8%
Total	**323,026**	**322,766**	**260**	**0.1%**

Credit Concentration [2]

R$ million

	Loan, lease and other credit operations		Loan, lease, other credit operations and securities of companies and financial institutions	
	Risk	% of Total	Risk	% of Total
Largest Debtor	4,771	0.9%	6,621	1.1%
10 largest debtors	30,035	5.4%	41,075	6.5%
20 largest debtors	47,742	8.6%	66,190	10.5%
50 largest debtors	77,608	14.1%	109,057	17.4%
100 largest debtors	103,634	18.8%	143,657	22.9%

(2) Includes endorsements and sureties


3%
1%
8%
10%
38%
11%
13%
10%
Other
Industry and Extractivism
Real Estate and Construction
Consumer Goods
Vehicles and Transportation
Agriculture and Related
Banks and other financial institutions
Public Sector

(1) Includes endorsements and sureties. Industry and Extractivism = Steel and Metallurgy + Capital Assets + Petrochemical and Chemical + Energy and sewage + Oil and gas. Consumer Goods = Food and beverage + Clothing and footwear + Pharmaceuticals and cosmetics + Entertainment and tourism. Vehicles and Transportation = Transportation + Vehicles and autoparts. Real Estate and Construction = Real estate agents + Construction material + Infrastructure work. Agriculture and Related = Agribusiness and fertilizers + Sugar and alcohol + Pulp and paper. Other = Other + Electronic and IT.

Itaú Unibanco Holding S.A.

page 51

Credit Portfolio Analysis Profile of credit portfolio by origination period: R$ million Older vintages with higher spreads are losing relevance compared to the most recent ones. 52.6% of total origination was created in the past 12 months. 497,959 478,095 479,875 6.4% 5.6% 5.4% 4.3% 3.1% 2.7% 6.3% 5.5% 8.5% 12.6% 11.4% 17.4% 15.0% 17.2% 3.2% 3.9% 4.3% 2016 27.4% 5.6% 6.3% 21.2% 7.6% 7.4% 8.0% 9.8% 9.0% 28.0% 28.3% 29.9% 2Q16 1Q17 2Q17 2Q17 1Q17 4Q16 3Q16 2Q16 1Q16 2015 2014 2013 2012 Other Note: Periods prior to Jun-16 do not consider CorpBanca’s information. Itaú Unibanco Holding S.A. page 52

Evolution of the Credit Portfolio Mix Corporate and Individuals3 | Brazil Individuals 12.1% 13.4% 17.4% 21.8% 24.4% 24.3% 25.5% 24.4% 25.0% 13.6% 14.4% 15.3% 15.6% 17.0% 18.5% 17.5% 16.0% 19.9% 20.8% 21.4% 16.4% 15.1% 15.8% 15.2% 15.5% 14.1% 14.2% 27.2% 32.2% 31.1% 32.0% 30.1% 31.3% 29.9% 32.3% 31.5% 29.6% 24.0% 19.8% 15.6% 12.7% 10.7% 9.2% 8.4% 7.9% Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Vehicles Credit Card Personal Loans Mortgage Loans Payroll Loans to Individuals + BMG Companies 61.2% 64.2% 65.4% 68.0% 67.6% 67.3% 66.7% 68.6% 69.7% 38.8% 35.8% 34.6% 32.0% 32.4% 32.7% 33.3% 31.4% 30.3% Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Very Small, Small and Middle Market Corporate (1) Excluding endorsements and sureties Itaú Unibanco Holding S.A. page 53

Managerial Financial Margin With Clients[1]

In R$ millions, end of period	2Q17 Average Balance	2Q17 Financial Margin	2Q17 Average Rate (p.a.)	1Q17 Average Balance	1Q17 Financial Margin	1Q17 Average Rate (p.a.)
Spread-Sensitive Operations	542,107	13,613	10.4%	552,535	13,486	10.3%
Working Capital and Other	91,017	2,149	9.8%	83,421	2,061	10.4%
Financial Margin with Clients	633,124	15,762	10.3%	635,956	15,547	10.3%
Cost of Credit		(4,474)			(5,281)	
Provision for Loan Losses		(4,948)			(5,392)	
Impairment		(105)			(444)	
Discounts Granted		(254)			(293)	
Recovery of Loans Written Off as Losses		834			849	
Financial Margin with Clients after Provisions for Credit Risk	633,124	11,288	7.3%	635,956	10,266	6.7%

Financial Margin with Clients Breakdown

(Quarter)



R$ million
15,547
96
75
5
148
243
15,762
BRAZIL
1Q17
Mix of products, clients and spreads
Balance of Spread-Sensitive Operations[2]
Working Capital and other
Calendar days
Latin America Financial Margin with Clients[3]
2Q17

(1) For comparison purposes, Itaú Unibanco Holding managerial figures include adjustments for non-recurring effects, tax effect of hedge of investments abroad and sovereign bonds. (2) Balances do not include the effects of foreign exchange rate variations. (3) Latin America Managerial Financial Margin with Clients variance does not consider calendar days impact. This impact was considered in its specific column.

Itaú Unibanco Holding S.A.

page 54

Financial Margin with Clients | Annualized Average Rate 14.0% 14.1% 14.1% 14.1% 14.1% 13.8% 13.1% 12.7% 11.6% 11.1% 11.1% 10.9% 10.9% 11.0% 10.8% 10.3% 10.1% 10.3% 10.5% 10.3% 7.4% 7.4% 7.5% 6.7% 6.1% 7.3% 6.8% 6.6% 6.7% 6.1% 5.4% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Annualized average rate of financial margin with clients - without CorpBanca Annualized average rate of risk-adjusted financial margin with clients - without CorpBanca Annualized average rate of financial margin with clients - with CorpBanca CDI (annualized quarterly rate) Annualized average rate of risk-adjusted financial margin with clients - with CorpBanca Itaú Unibanco Holding S.A. page 55

Loan Portfolio Mix Change 3 (%) Itaú Unibanco’s share in Latin America businesses Consolidated Jun-17 23.9 11.9 2.9 11.7 5.3 8.0 9.3 26.9 12.9 Jun-17 32.7 16.3 4.0 16.1 7.2 10.9 12.8 Brazil (2) Jun-16 34.0 16.3 4.6 14.9 7.7 9.9 12.7 Jun-15 36.7 16.8 5.9 14.0 7.4 7.9 11.3 Jun-14 35.2 18.7 9.1 14.4 7.6 7.0 8.0 Jun-13 34.0 21.6 13.2 12.1 7.8 6.1 5.4 Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Latin America (3) Mortgage Loans Payroll Loans (1) Does not include endorsements and sureties; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. Itaú Unibanco Holding S.A. page 56

Financial Margin with the Market R$ billion 1.7 1.7 1.8 1.8 1.7 1.7 1.7 1.6 1.4 2.3 2.0 1.9 1.7 1.7 1.6 1.6 1.5 2.1 1.3 1.7 1.4 1.6 1.8 1.2 1.2 1.5 1.3 0.2 0.2 0.3 0.3 0.2 0.2 0.3 0.1 0.1 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Financial Margin with the Market - Brazil 3 Financial Margin with the Market - Latin America2, 3 1-year moving average of Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. Itaú Unibanco Holding S.A. page 57

Provision for Loan Losses and Cost of Credit Provision for Loan Losses by Segment 5.8% R$ million 5.0% 5.0% 4.7% 4.3% 4.3% 4.4% 4.6% 7,824 4.5% 4.0% 4.0% 4.1% 3.8% 3.9% 6,366 772 5,997 6,337 6,169 5,714 5,768 383 5,823 5,392 399 2,728 396 412 4,948 4,630 4,865 4,828 358 392 1,362 757 4,400 1,295 1,546 1,825 432 264 208 323 338 1,892 1,629 1,070 1,410 598 571 915 1,112 619 487 3,851 3,747 4,302 4,621 4,323 4,395 3,932 3,996 3,732 3,649 3,628 3,378 3,464 3,550 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Latin America ex-Brazil Wholesale Banking - Brazil Retail Banking - Brazil Provision for Loan Losses / Loan Portfolio (*) - Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) R$ million 4.4% 4.2% 4.1% 3.7% 3.6% 3.0% 2.9% 3.1% 3.0% 3.0% 7,211 6,335 6,352 4,800 4,795 5,075 5,135 5,582 5,281 4,474 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Cost of Credit Cost of Credit / Total Risk (*) - Annualized (*) Average balance of the loan portfolio with endorsements, sureties and private securities, considering the last two quarters. Itaú Unibanco Holding S.A. page 58

Allowance for Loan Losses by Risk– Consolidated

R$ billion

Allocation of Total Allowance(*) by Type of Risk - Consolidated


38.5
37.6
37.4
Potential[3]
Aggravated
Overdue
16.4
17.1
17.2
9.6
9.3
9.9
12.5
11.2
10.3
Jun-16
Mar-17
Jun-17
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil[1]
6.1
Wholesale - Brazil[1]
9.1
Latin America[2]
2.0
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue/aggravated)
Retail - Brazil[1]
1.0
4.4
5.4
Wholesale - Brazil[1]
0.6
2.9
3.5
Latin America[2]
0.3
0.8
1.1
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil[1]
2.7
5.4
8.1
Wholesale - Brazil[1]
0.6
0.6
1.3
Latin America[2]
0.4
0.5
0.9

Regulatory Breakdown


37.4
Complementary Allowance
8.8
Provision for Financial Guarantees Provided
1.9
10.7
Generic Allowance
12.3
Specific Allowance
14.4
Jun-17

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil. [3] Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.

page 59

Non Performing Loans Index 90-day NPL Ratio| Consolidated (%) 15 to 90-day NPL Ratio - Consolidated - % 5.2 4.6 4.5 4.0 4.2 4.2 3.9 3.9 3.8 3.7 3.6 3.6 3.6 3.3 4.4 3.4 3.2 2.9 3.2 3.1 2.6 3.9 3.6 2.9 2.8 2.8 3.6 3.4 3.4 3.4 2.6 2.5 3.3 3.2 3.2 3.2 3.1 2.9 3.0 3.0 2.7 3.0 2.5 2.7 2.7 2.6 2.3 1.1 1.2 1.3 1.2 2.1 1.1 1.1 1.1 1.8 0.8 0.7 0.7 0.7 1.7 1.5 1.3 1.2 1.2 1.0 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Mar-17 Jun-17 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Mar-17 Jun-17 Total Brazil3 Latin America3 Total Brazil3 Latin America3 90-day NPL Ratio | Brazil 3 (%) 15 to 90-day NPL Ratio – Brazil 3 - % Reduction in 7.8 Corporate: specific clients operations that 6.8 impacted 15-90-day 6.6 NPL in Mar-17 were 6.1 5.8 6.0 5.8 6.2 renegotiated 7.3 5.6 5.6 6.4 4.9 4.9 4.9 4.8 4.3 5.9 3.9 3.6 4.0 5.6 5.3 4.3 4.2 5.3 5.2 3.8 3.9 3.7 3.7 4.6 4.7 3.5 4.2 5.1 4.0 2.3 2.8 3.4 3.6 1.8 1.6 1.6 3.1 3.2 3.1 2.0 1.1 1.3 1.2 2.6 1.4 0.6 0.7 0.9 0.8 0.8 0.9 0.7 1.0 0.4 0.5 0.3 0.3 0.6 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Mar-17 Jun-17 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Mar-17 Jun-17 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. Itaú Unibanco Holding S.A. page 60

NPL Ratio Evolution – Individuals (Brazil) NPL Ratio (Over 90 days) - % 7.7 7.3 6.8 Mix jun-12 6.1 5.8 5.9 6.1 5.6 5.6 5.2 4.9 4.9 Itaú Unibanco Holding S.A. page 61

NPL Creation R$ billion 6.8* 6.3 6.0 5.7 5.5 5.3 5.3 5.0 4.9 4.5 4.4 4.3 4.3 4.2 3.9 4.1 3.6 3.8 3.8 3.5 2.3* 1.4 1.3 1.5 1.0 1.0 1.1 1.0 0.8 0.4 0.6 0.8 0.4 0.3 0.4 0.5 0.2 0.3 0.2 0.1 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil * Excluding specific economic group effect, Total and Wholesale segment (Brazil) NPL Creation would have been R$5.2 billion and R$0.7 billion in the 3Q16, respectively. Itaú Unibanco Holding S.A. page 62

Loan Loss Provision and NPL Creation by Segment Retail Banking - Brazil R$ billion 97% 100% 102% 102% 105% 97% 105% 102% 98% 3.7 3.9 4.3 4.3 4.6 4.5 4.3 4.3 4.4 4.2 3.9 4.1 4.0 3.8 3.5 3.5 3.7 3.8 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Wholesale Banking - Brazil R$ billion 120% 98% 136% 186% 146% 79%* 141% 148% 263% 1.6 1.4 1.3 1.3 1.4 1.0 2.7 1.5 1.5 1.8 2.3 1.4 1.0 1.1 1.1 0.8 0.6 0.2 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Latin America ex –Brazil R$ billion 499% 152% 230% 262% 154% 62% 105% 100% 86% 0.4 0.4 0.6 0.4 0.8 0.4 0.4 0.8 0.8 0.6 0.3 0.2 0.3 0.1 0.4 0.4 0.5 0.4 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Total R$ billion 105% 96% 112% 130% 119% 91%* 110% 109% 112% 5.8 5.5 6.0 6.3 6.4 5.7 7.8 6.0 6.3 5.3 6.2 6.8 5.8 5.3 5.4 4.9 4.9 4.4 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation * Excluding specific economic group effect in the 3Q16, the total and Wholesale segment (Brazil) Provision for Loan Losses/NPL Creation would have been 120% and 256% in the 3Q16, respectively. Itaú Unibanco Holding S.A. page 63

Coverage Ratio

Total 90-day Coverage Ratio



256%
402%
462%
458%
494%
345%*
562%
553%
715%
245%
232%
231%
231%
243%
243%
216%
208%
215%
215%
228%
204%*
222%
221%
231%
231%
188%
187%
181%
212%
172%
206%
185%
210%
209%
213%
202%
169%
172%
164%
160%
159%
159%
162%
165%
166%
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Total
Total - Brazil
Retail - Brazil
Latin America ex-Brazil
Wholesale - Brazil

* Excluding specific economic group effect in the 3Q16, the total and Wholesale segment (Brazil) Total 90-day Coverage Ratio would have been 214% and 502% in the Sep-16, respectively.

Balance of Allowance for Loan Losses



R$ million
29,796
6,330
21,094
2,372
Jun-15
36,179
10,985
22,377
2,816
Sep-15
36,035
10,985
22,341
2,709
Dec-15
38,241
10,985
24,299
2,957
Mar-16
38,470
10,224
25,536
2,710
Jun-16
39,103
10,440
25,721
2,942
Sep-16
37,431
10,440
24,093
2,899
Dec-16
37,640
8,971
1,870
23,798
3,000
Mar-17
37,417
8,810
1,884
23,530
3,194
Jun-17
10,694
Complementary Allowance - expected loss model (R$ million)
Provision for Financial Guarantees Provided (R$ million)
Allowance for Loan Losses Specific + Generic - Brazil¹ (R$ million)
Allowance for Loan Losses - Latin America² (R$ million)

(1) Includes foreign units, excluding Latin America. (2) Excluding Brazil.

Itaú Unibanco Holding S.A.

page 64

Coverage Ratio (90-day NPL) Coverage Ratio and Expanded Coverage Ratio Coverage Ratio 715% 553% 494% 243% 231% 222% 245% 212% 210% 215% 206% 204% 232% 231% 187% Without CorpBanca With CorpBanca 159% 165% 166% 100% 102% 104% 104% 104% 104% 101% 97% 90% Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Jun-16 Mar-17 Jun-17 Latin America ex-Brazil Total Total (Expanded¹) Retail Banking - Brazil (1) Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. Expanded Coverage Ratio data prior to June 2016 do Wholesale Banking - Brazil not include CorpBanca. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A. page 65

Loan Portfolio Evolution by Risk Level Brazil 3 Total Total Allowance (R$ million) 35,185 33,853 33,469 38,470 37,640 37,417 Loan Portfolio by Risk Level 44.9% 43.5% 43.7% 45.7% 43.1% 42.7% 33.8% 35.9% 35.6% 31.1% 33.4% 33.8% 5.0% 5.0% 5.3% 9.5% 9.5% 9.7% 4.9% 4.0% 4.0% 4.5% 4.2% 4.3% 11.4% 11.6% 11.4% 9.3% 9.8% 9.6% Jun-16 Mar-17 Jun-17 Jun-16 Mar-17 Jun-17 AA A B C D-H Note: Loan portfolio without endorsements and sureties. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. (1) Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. page 66

Renegotiated Loan Operations

Total Renegotiated Portfolio | Breakdown by Days Overdue[1]

(Data previous to June/16 do not include CorpBanca)

R$ billion



Brazil [2]
22.7 23.8 22.9 23.1 24.6
20.0 21.9 23.0 22.7 24.1 25.3 24.3 24.7 26.4
Latin America [3]: 0.1 0.1 0.2 0.4 1.4 1.5 1.5 1.6 1.8
When Written-off as a Loss: 1.9 1.9 2.1 2.0 1.9 1.9 1.9 1.8 2.0
When over 90 days overdue: 5.3 5.7 6.0 6.3 6.8 7.2 7.6 7.3 8.2
When 31-90 days overdue: 5.2 5.8 6.6 6.2 6.1 6.4 5.6 5.6 6.2
When up to 30 days overdue: 2.6 3.1 2.6 2.3 2.2 2.1 1.4 1.3 1.4
When non-overdue: 4.9 5.3 5.4 5.6 5.6 6.2 6.4 7.0 6.9
Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17
Days overdue: measured at the moment of renegotiation

Allowance for Loan Losses for Renegotiated Loans Portfolio

(Data previous to June/16 do not include CorpBanca)

R$ billion



34.1% 32.3% 33.9% 37.5% 43.3% 44.2% 40.8% 40.1% 41.2%
6.8 7.1 7.8 8.5 10.4 11.2 9.9 9.9 10.9
20.0 21.9 23.0 22.7 24.1 25.3 24.3 24.7 26.4
Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17
Allowance for Loan Losses for Renegotiated Loans Portfolio
Renegotiated Loans Portfolio
Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio

90-day NPL of Renegotiated Loans Portfolio

(Data previous to June/16 do not include CorpBanca)

R$ billion



18.2% 16.3% 18.2% 20.4% 20.7% 26.4%* 20.8% 19.7% 17.6%
3.7 3.6 4.2 4.6 5.0 6.7[4] 5.1 4.9 4.6
Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17
Total Renegotiated Loans Portfolio 90-day NPL
Total of Renegotiated Loans Portfolio 90-day NPL Ratio

*Excluding specific economic group effect, Total Renegotiated Loans Portfolio 90-day NPL would have been 21.5% in September 2016.

(1) Measured at the moment of renegotiation; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil; (4) Excluding the effect of specific economic group, the balance of 90-day NPL – Total Renegotiated Loans Portfolio would have been R$5.1 billions.

Itaú Unibanco Holding S.A.

page 67

Credit Quality | Individuals Credit Cards Portfolio Loan-to-Value in Jun-17 Vehicles and Mortgage | Vintages 10.9% 55% 55% 56% 55% 56% 55% 7.5% 22.9% 8.8% 81.6% 68.3% Itaú Unibanco Brazilian Financial System excluding Itaú Unibanco Jun-16 Mar-17 Jun-17 Revolving Credit + Overdue Loans ¹ Installment with Interest Transactor² Vehicles Mortgage Loans Composition of the Payroll Loans Portfolio Change in the Mix of the Individuals Portfolio in Brazil in Mar-17 100% Mortgage Loans 10% 90% 17% 20% 21% 80% Payroll Loans 18% 70% 24% 26% 25% 60% Vehicles Loans 13% 50% 9% 8% 40% 16% 16% 14% 72% Personal Loans30% 20% 30% 30% 32% Credit Cards 10% Loans 0% Private Sector Public Servants INSS - Retirees and Pensioners Jun-15 Jun-16 Jun-17 (1) Includes nonperforming loans 90 days and overdue loans 1-90 days. (2) Includes installment without interest. Itaú Unibanco Holding S.A. page 68

Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds

In R$ millions	2Q17	1Q17	change		2Q16	change		1H17	1H16	change	
Asset Management [1]	807	776	31	4.0%	695	111	16.0%	3,007	2,667	340	12.8%
Current Account Services	1,665	1,589	76	4.8%	1,553	112	7.2%	6,395	5,612	783	14.0%
Credit Operations and Guarantees Provided	869	818	51	6.3%	830	39	4.7%	3,238	3,215	23	0.7%
Collection Services	421	414	7	1.6%	374	47	12.5%	1,603	1,487	117	7.8%
Credit Cards	3,125	3,102	23	0.7%	3,106	19	0.6%	12,150	11,580	570	4.9%
Other	564	523	41	7.8%	585	(21)	-3.7%	2,115	2,070	46	2.2%
Latin America (ex-Brazil)	530	603	(74)	-12.2%	729	(200)	-27.4%	2,443	2,648	(205)	-7.7%
Commissions and Fees	**7,980**	**7,825**	**155**	**2.0%**	**7,873**	**107**	**1.4%**	**30,952**	**29,278**	**1,674**	**5.7%**
Result from Insurance, Pension Plan and Premium Bonds [2]	1,596	1,555	41	2.6%	1,607	(11)	-0.7%	6,263	6,196	66	1.1%
Total	**9,576**	**9,380**	**196**	**2.1%**	**9,480**	**96**	**1.0%**	**37,215**	**35,474**	**1,740**	**4.9%**

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds



81.9%
76.6%
79.6%
81.4%
82.1%
75.8%
80.3%
85.8%
82.2%
8,650
8,827
9,480
8,882
9,376
9,380
9,576
9,441
9,498
33.2%
31.8%
34.4%
33.5%
34.8%
34.2%
33.7%
35.2%
35.3%
2T15
3T15
4T15
1T16
2T16
3T16
4T16
1T17
2T17
Receitas de Serviços e Resultado com Operações de Seguridade²
Receitas de Serviços e Resultado com Operações de Seguridade² / Produto Bancário³
Receitas de Serviços e Resultado com Operações de Seguridade² / Despesas não Decorrentes de Juros

(1) Includes fund management fees and consortia management fees. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.
page 69

Insurance Operations Earned Premiums Breakdown | Retained Claims Breakdown | Insurance Core Activities R$ million Insurance Core Activities R$ million 1,068 1,093 1,040 1,039 991 1,002 1,002 978 931 277 316 296 293 264 289 285 254 185 13.1% 13.4% 14.4% 15.9% 15.3% 15.4% 15.2% 16.1% 17.3% 14.9% 18.8% 19.7% 2.0% 1.8% 1.8% 1.8% 1.8% 20.2% 25.7% 23.0% 21.8% 23.4% 28.1% 1.8% 1.8% 1.7% 1.8% 1.7% 14.2% 14.2% 14.8% 14.4% 14.5% 13.4% 13.0% 12.4% 2.4% 3.4% 2.5% 12.9% 11.3% 2.6% 4.4% 1.6% 10.6% 1.0% 10.9% 2.5% 12.3% 3.1% 11.0% 9.3% 9.7% 17.1% 17.1% 17.0% 15.5% 15.4% 15.2% 15.1% 15.4% 1.1% 1.4% 10.8% 2.1% 0.7% 1.9% 16.0% 1.9% 12.0% 1.8% 4.2% 71.0% 65.5% 65.8% 59.3% 61.5% 63.8% 53.6% 53.5% 52.0% 51.8% 52.9% 54.0% 54.9% 54.6% 52.6% 63.5% 63.4% 52.6% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Life and Personal Accidents Credit Life Protected Card Property risk Other Life and Personal Accidents Protected Card Credit Life Property risk Other Combined Ratio | Market Share 3 | Technical Result Insurance Core Activities 52.9% 53.7% 51.3% Itaú Itaú Unibanco + 48.4% (51.8%) 48.1% 49.0% Market 45.8% In R$ billion Unibanco 30% Porto Seguro 58.5% 58.0% 59.8% 59.2% 43.1% 54.6% 55.3% 56.4% 3.5% 1.7% 1.7% 51.8% Insurance² R$ 19.2 7% 11% 4.5% 2.4% 2.1% 47.7% 3.6% 1.8% 29.3% 1.0% Insurance - Core (2,3) R$ 10.4 11% 13% 26.0% 25.0% 24.7% 27.7% 29.0% 25.1% 24.0% 26.8% Pension Plan3 R$ 3.1 24% 24% 25.9% 28.9% 28.5% 28.2% 26.6% 28.9% 28.5% 26.0% 19.9% (1) Source: SUSEP from jan-feb/17; (2) Earned Premiums (-) Retained Claims; (3) Insurance core activities include: Personal Insurance (except redeemable term life insurance - Dotal), Housing, Multiple Peril and 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Domestic Credit – Individuals. It does not include Health Care; (4) Pension Contribution Income (-) Recognition of Provision for Benefits to be Granted (+) Revenues from Service Fees - source SUSEP e Selling Expenses/Earned Premiums Administrative Expenses and Other/Earned Premiums ANBIMA (-) Benefit Expenses (-) Selling Expenses (+) Reinsurance. It does not include life annuities. Insurance Claims/Earned Premiums Extended Combined Ratio Itaú Unibanco Holding S.A. page 70

Pension Plan Segment Focus on Client Experience Recurring Income R$ million 7 Reasons to Invest 225.5 217.9 217.3 211.5 Plan your retirement 205.1 1 198.0 190.9 189.6 161.4 2 Pay your future health expenses 3 Invest in your kids’ education 4 Plan your taxes expenses 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 5 Improve your investment return Recurring Net Income Technical Provisions R$ billion 6 Flexibility to change pension plan 163.0 7 Succession planning 157.4 149.4 142.7 136.7 130.1 Concept 1,3,6,9: How much do the client have to save to enjoy a 124.1 117.9 peaceful retirement? 113.2 Years of salary accumulated Age 1 35 3 45 6 55 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 9 65 Technical Provisions Itaú Unibanco Holding S.A. page 71

Non-interest Expenses

In R$ millions	2Q17	1Q17	change		1Q16	change		1H17	1H16	change	
Personnel expenses	(4,989)	(4,781)	(208)	4.4%	(4,609)	(380)	8.3%	(9,769)	(8,967)	(802)	8.9%
Administrative Expenses	(3,969)	(3,787)	(181)	4.8%	(3,993)	25	-0.6%	(7,756)	(7,687)	(69)	0.9%
Personnel and Administrative Expenses	**(8,957)**	**(8,568)**	**(390)**	**4.5%**	**(8,602)**	**(356)**	**4.1%**	**(17,525)**	**(16,654)**	**(871)**	**5.2%**
Operating expenses	(1,257)	(1,065)	(191)	18.0%	(1,338)	81	-6.1%	(2,322)	(2,577)	255	-9.9%
Other Tax Expenses [1]	(88)	(77)	(11)	13.7%	(103)	15	-14.9%	(165)	(190)	26	-13.5%
Latin America (ex-Brazil) [2]	(1,249)	(1,291)	42	-3.2%	(1,372)	123	-8.9%	(2,540)	(2,903)	362	-12.5%
Total	**(11,551)**	**(11,001)**	**(550)**	**5.0%**	**(11,415)**	**(136)**	**1.2%**	**(22,552)**	**(22,324)**	**(228)**	**1.0%**

(1) Does not include PIS, Cofins and ISS; (2) Does not considers overhead allocation.

Branches and Client Service Branches [3,4]



Jun-15: 5,298; 56; 3,868; 834; 540
Sep-15: 5,307; 74; 3,871; 822; 540
Dec-15: 5,279; 94; 3,821; 824; 540
Mar-16: 5,215; 108; 3,755; 813; 539
Jun-16: 5,154; 115; 3,707; 794; 538
Sep-16: 5,119; 130; 3,664; 780; 545
Dec-16: 5,103; 135; 3,653; 766; 549
Mar-17: 5,005; 144; 3,553; 757; 551
Jun-17: 4,955; 154; 3,523; 736; 542
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Number of Employees



(amount)
Jun-15: 99,501; 13,720; 753; 85,028
Sep-15: 99,033; 13,785; 758; 84,490
Dec-15: 97,865; 13,672; 712; 83,481
Mar-16: 97,043; 13,469; 703; 82,871
Jun-16: 96,460; 13,531; 716; 82,213
Sep-16: 95,984; 13,552; 695; 81,737
Dec-16: 94,779; 13,260; 648; 80,871
Mar-17: 94,955; 13116; 620; 81,219
Jun-17: 95,065; 13204; 609; 81,252
Brazil
Abroad (ex-Latin America)
Latin America

(3) Includes IBBA representative offices abroad. (4) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Uruguay, Panama and Paraguay.
Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A.

page 72

Efficiency Ratio and Risk-Adjusted Efficiency Ratio 63.7 65.9 67.7 69.3 70.1 68.2 66.6 44.0 44.1 44.6 45.6 45.3 45.3 45.5 72.4 69.6 68.6 65.5 69.8 64.5 63.4 45.8 48.0 44.8 43.6 44.9 43.6 45.7 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit Risk-Adjusted = Efficiency Ratio (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds -Tax Expenses for ISS, PIS, Cofins and Other Taxes) Itaú Unibanco Holding S.A. page 73

Balance Sheet – Assets and Liabilities

R$ million

Assets	2Q17	1Q17	change	2Q16	change
Current and Long-term Assets	**1,422,005**	**1,386,959**	**2.5%**	**1,369,570**	**3.8%**
Cash and Cash Equivalents	22,700	20,224	12.2%	21,852	3.9%
Short-term Interbank Investments	288,333	274,435	5.1%	270,899	6.4%
Securities and Derivative Financial Instruments	389,593	379,952	2.5%	358,267	8.7%
Interbank and Interbranch Accounts	92,937	88,247	5.3%	73,626	26.2%
Loan, Lease and Other Loan Operations	479,875	478,095	0.4%	497,959	-3.6%
(Allowance for Loan Losses)	(35,533)	(35,770)	-0.7%	(37,591)	-5.5%
Other Assets	184,101	181,776	1.3%	184,560	-0.2%
Permanent Assets	**26,330**	**26,311**	**0.1%**	**27,165**	**-3.1%**
Total Assets	**1,448,335**	**1,413,269**	**2.5%**	**1,396,735**	**3.7%**

Liabilities	2Q17	1Q17	change	2Q16	change
Current and Long-Term Liabilities	**1,315,971**	**1,284,815**	**2.4%**	**1,271,123**	**3.5%**
Deposits	352,327	324,926	8.4%	309,032	14.0%
Deposits Received under Securities Repurchase Agreements	339,123	346,738	-2.2%	353,662	-4.1%
Fund from Acceptances and Issue of Securities	108,076	96,360	12.2%	84,230	28.3%
Interbank and Interbranch Accounts	11,257	10,053	12.0%	11,067	1.7%
Borrowings and Onlendings	69,530	73,348	-5.2%	85,261	-18.5%
Derivative Financial Instruments	20,727	23,040	-10.0%	34,506	-39.9%
Technical Provisions for Insurance, Pension Plans and Capitalization	169,747	164,466	3.2%	144,057	17.8%
Other Liabilities	245,183	245,884	-0.3%	249,307	-1.7%
Deferred Income	**2,181**	**2,113**	**3.2%**	**1,724**	**26.5%**
Minority Interest in Subsidiaries	**11,804**	**11,444**	**3.1%**	**13,301**	**-11.3%**
Stockholders' Equity	**118,379**	**114,897**	**3.0%**	**110,587**	**7.0%**
Total Liabilities and Equity	**1,448,335**	**1,413,269**	**2.5%**	**1,396,735**	**3.7%**

Itaú Unibanco Holding S.A.

page 74

Total Assets | Evolution and Breakdown 1,475.2 1,448.3 1,427.1 R$ billion 444.3 30.7% Loans 3 404.0 27.9% Cash, Cash Equivalents and Short-term Interbank Deposits 389.6 26.9% Securities 184.1 12.7% Other 26.3 1.8% Permanent 2015 2016 2Q17 Securities Breakdown Loans Breakdown 3 2.6% Corporate Latin America 4.9%(6.0%) 4.7% Pension Plans Fund Quotas 8.1% SME's Domestic Government Bonds 30.1% 14.9% Credit Cards 39.9% 8.7% Corporate Securities Derivatives Mortgage (includes individuals and companies) International Government Bonds Payroll Loans to Individuals + BMG 10.2% 10.7% Personal Loans 34.3% 24.9% Vehicles (1) Net of Allowance for Loan Losses; (2) Gross Loans, including endorsements and sureties. Itaú Unibanco Holding S.A. page 75

Total Liabilities | Evolution and Breakdown R$ billion 1,475.2 1,448.3 1,427.1 508.5 35.1% Deposits + Debentures 20.1% Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities 3 291.0 14.3% Others 3 207.1 11.7% Technical Provisions for Insurance, Pension Plans and Capitalization 169.7 8.2% Stockholder´s Equity 118.4 7.0% Interbank and Interbranch Accounts, Borrowings and 101.5 Onlendings and Derivative Financial Instruments 52.1 2015 2016 2Q17 3.6% Subordinated Debt (1) Does not include debentures; (2) Includes Deferred Income, Minority Interest in Subsidiaries and Other Liabilities. Itaú Unibanco Holding S.A. page 76

Funding

- Loan Portfolio mainly funded by **domestic client funding**
- **Diversified** funding base

In R$ millions, end of period	2Q17	1Q17	change
Demand Deposits	63,989	61,108	4.7%
Savings Deposits	109,517	107,046	2.3%
Time Deposits	176,133	152,354	15.6%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	89,814	116,961	-23.2%
Funds from Bills [1] and Structured Operations Certificates	66,387	59,366	11.8%
(1) Funding from Account Holders* and Institutional Clients	**505,840**	**496,834**	**1.8%**
Onlending	27,193	28,544	-4.7%
(2) Funding from Clients	**533,033**	**525,379**	**1.5%**
Assets Under Administration	998,160	965,319	3.4%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	169,747	164,466	3.2%
(3) Total – Clients	**1,700,941**	**1,655,163**	**2.8%**
Interbank deposits	2,686	4,416	-39.2%
Funds from Acceptance and Issuance of Securities	41,689	36,995	12.7%
Total Funds from Clients + Interbank Deposits	**1,745,317**	**1,696,574**	**2.9%**

In R$ millions, end of period	2Q17	1Q17	change
Funding from Clients	533,033	525,379	1.5%
Funds from Acceptance and Issuance of securities Abroad	41,689	36,995	12.7%
Borrowings	42,337	44,803	-5.5%
Other [2]	32,543	33,665	-3.3%
Total (A)	**649,603**	**640,842**	**1.4%**
(-) Reserve Required by Brazilian Central Bank	(92,465)	(89,213)	3.6%
(-) Cash (currency) [3]	(22,700)	(20,224)	12.2%
Total (B)	**534,438**	**531,405**	**0.6%**
Loan Portfolio (C) [4]	**479,875**	**478,095**	**0.4%**
C/A	**73.9%**	**74.6%**	**-70 bps**
C/B	**89.8%**	**90.0%**	**-20 bps**

(*) Funds from Institutional Clients in Brazil totaled R$27,550 million, corresponding to 5.4% of total funds raised from Account Holders and Institutional Clients.
(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) IIncludes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (4) The loan portfolio balance does not include endorsements and sureties.

Itaú Unibanco Holding S.A.
page 77

Funding

Funding from Clients [1]



In R$ millions
Without CorpBanca
With CorpBanca
1,341
1,412
1,456
1,469
1,550
1,629
1,645
1,697
1,745
831
876
897
945
979
1,052
1,060
1,130
1,168
255
282
308
292
336
342
348
329
332
165
169
172
166
163
165
169
168
174
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Demand and savings Deposits
Time Deposits + Debentures + Funds From Bills
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Premium Bonds
Total Funds from Clients + Interbank Deposits

(1) Includes institutional clients in the proportion of each type of product invested by them.

Ratio between Loan Portfolio and Funding [2]



95.6%
90.3%
85.5%
86.5%
89.0%
88.8%
88.9%
90.0%
89.8%
82.0%
78.3%
74.4%
74.4%
76.2%
75.4%
74.3%
74.6%
73.9%
645
716
746
703
654
657
661
641
650
92
95
96
98
94
99
109
109
115
529
561
555
523
498
495
491
478
480
554
621
649
605
560
558
553
531
534
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Funding from Clients (R$ billion)
Reserve Requirements and Cash
Loan Portfolio (R$ billion) (3)
Loan Portfolio / Funding (4)
Loan Portfolio / Gross Funding (3)

% Funding (Maturity Breakdown)



181-365
31-180
Over 365
0-30
9.4%
11.3%
34.6%
44.7%

(2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds;
(3) The loan portfolio balance does not include endorsements and sureties. (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

Itaú Unibanco Holding S.A.
page 78

Capital Ratios (BIS) | Prudential Conglomerate 3 2Q17 1Q17 2Q16 In R$ millions, end of period Stockholder´s equity of the parent company 118,379 114,897 110,587 Consolidated stockholder´s equity (BACEN) 132,275 128,774 126,874 Deductions from core capital (18,459) (18,320) (15,410) Core capital 113,816 110,454 111,464 Additional capital 49 154 685 Tier I 113,866 110,608 112,149 Tier II 19,788 19,786 23,686 Referential Equity (Tier I and Tier II) 133,654 130,394 135,835 Required Referential Equity 67,015 66,521 74,272 Risk Weighted Assets (RWA) 724,483 719,150 752,120 Excess Capital 66,639 63,873 61,563 Amount Required for Additional Common Equity Tier I Capital (ACPRequired) 10,867 10,787 4,701 Tier I (Core Capital + Additional Capital) 15.7 15.4 14.9 Ratios (%) Tier II 2.7 2.8 3.2 BIS (Referential Equity/Total exposure weighted by risk) 18.4 18.1 18.1 (1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. Itaú Unibanco Holding S.A. page 79

Core Capital Ratio (Common Equity Tier I)

Changes in the Core Capital Ratio



15.4%
0.8%
-0.2%
-0.1%
-0.2%
0.1%
-0.1%
15.7%
Common Equity Tier I Mar-17
2Q17 Net Income
Dividends and interest on capital
Other changes in stockholders' equity
Tax Credits
Credit Risk-weighted Assets
Market Risk-weighted Assets
Common Equity Tier I Jun-17

Full application of Basel III rules | June 30, 2017



15.7%
-0.7%
15.0%
-0.3%
14.7%
-1.2%
13.5%
1.0%
14.5%
Common Equity Tier I (CET I) Jun-17
Deductions schedule anticipation [1]
CET I with full deductions
Risk-weighted assets rules anticipation [2]
CET I with fully loaded Basel III rules
Impact [3] of Citibank consolidation and the investment in XP
CET I with fully loaded Basel III rules after impact of Citibank consolidation and the investment in XP [4]
Use of tax credits
Simulated CET I with fully loaded Basel III rules including the use of tax credits [5]

(1) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. (2) Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019. (3) The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impacts based on preliminary information and pending regulatory approvals. (4) If we considered the anticipated effect of payout above mandatory minimum (recorded in Revenue Reserves in Stockholders' Equity) related to net income for the first half of 2017, CET I with fully loaded Basel III rules (before the use of tax credits) would be 13.2%. (5) Does not consider any reversal of complementary allowance for loan losses.

Itaú Unibanco Holding S.A.

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Basel III – Brazilian Phase-in Requirements3 2013 2014 2015 2016 2017 (5) 2018 (5) 2019 (5) Common Equity Capital Ratio 4.50% 4.50% 4.50% 5.13% 6.00% to 7.25% 6.88% to 8.75% 8.00% to 10.50% (Minimum + Additional) Tier I Capital Ratio 5.50% 5.50% 6.00% 6.63% 7.50% to 8.75% 8.38% to 10.25% 9.50% to 12.00% (Minimum + Additional) Total Capital Ratio 11.00% 11.00% 11.00% 10.50% 10.75% to 12.00% 11.00% to 12.88% 11.50% to 14.00% (Minimum + Additional) Capital Deductions 0.00% 20.00% 40.00% 60.00% 80.00% 100.00% 100.00% 2015 2016 2017 2018 2019 Common Equity Capital Ratio 4.50% 4.50% 4.50% 4.50% 4.50% Tier I 6.00% 6.00% 6.00% 6.00% 6.00% Total Capital 11.00% 9.88% 9.25% 8.63% 8.00% Additional Common Equity Tier I (ACP) 0.00% 0.63% 1.50% 2.38% 3.50% Conservation 0.00% 0.63% 1.25% 1.88% 2.50% Countercyclical ³ 0.00% 0.00% 0.00% 0.00% 0.00% Domestic systemic importance 0.00% 0.00% 0.25% 0.50% 1.00% Common Equity Tier I + ACP (4) 4.50% 5.13% 6.00% 6.88% 8.00% Total Capital + ACP 11.00% 10.50% 10.75% 11.00% 11.50% Prudential adjustments deductions 40.00% 60.00% 80.00% 100.00% 100.00% (1) Source: Brazilian Central Bank; (2) On Oct. 29, 2015, the Brazilian Central Bank released the additional capital requirements through Resolution No. 4,443 and Circulars No. 3,768 and No. 3,769; (3) According to Circular Bacen nº 3,769 and Bacen Policy statement 30,848/17 the current ACP countercyclical requirement is zero; (4) Percentages valid for banks with Total exposure/GDP equal to or greater than 10% and less than 50% as established in Circular Bacen 3,768; (5) The range considers the activation or not of the ACP countercyclical by the Brazilian Central Bank. Itaú Unibanco Holding S.A. page 81

Ratings

FitchRatings

International						National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb+	3	BB+	B	BB+	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) Ba3	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard &Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB	B	BB	B	brAA-	brA-1

Itaú Unibanco Holding S.A.

page 82

Net Payout Ratio (1,2) • Historical net payout ratio range: between 30% to 35% • Average net payout ratio since the merger(3)between Itaú and Unibanco: 31% • For 2016, net payout(1,2)was R$10 billion, which represented 45% of recurring net income New Net Payout Ratio between 35% and 45% Net payout range is subject to changes due to mergers and acquisitions, tax regulation changes, regulatory changes and significant changes in risk-weighted assets (RWA)(4). (1) Considers recurring net income; (2) Net payout considers interest on own capital net of withholding income tax (IRRF); (3) From 2009 to 2015; (4) Events that may change net payout described above are not exhaustive, that is, they are examples of situations that may affect payout. Net payout range is subject to changes, but always considering the minimum distribution provided for in our bylaws. Note: Until Jul-17 our buyback program bought 37,982,900 million non-voting shares. The buyback program does not belong to the payout policy. Itaú Unibanco Holding S.A. page 83

2017 Forecast

We kept unchanged the ranges of our 2017 forecast.

- As of 2Q17, Discounts Granted started to be disclosed in Cost of Credit, composed of Result from Loan Losses, Impairment and Discounts Granted. Therefore, we present this new version of our forecast considering the effects of the reclassification of Discounts Granted from Financial Margin with Clients to Cost of Credit.

Consolidated [1]

	2017 Forecast Discounts Granted in Financial Margin with Clients	Reclassification	2017 Forecast Discounts Granted in Cost of Credit	
Total Credit Portfolio [2]	From 0.0% to 4.0%		From 0.0% to 4.0%	Total Credit Portfolio [2]
Financial Margin with Clients (ex-Impairment)	From -4.0% to -0.5%	+ R$1.0 billion	From -4.2% to -0.8%	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
Result from Loan Losses and Impairment [3]	between R$14.5 bn and R$17.0 bn	- R$1.0 billion	Between R$15.5 bn and R$18.0 bn	Cost of Credit [6]
Commissions and Fees and Result from Insurance Operations [4]	From 0.5% to 4.5%		From 0.5% to 4.5%	Commissions and Fees and Result from Insurance Operations [4]
Non-Interest Expenses	From 1.5% to 4.5%		From 1.5% to 4.5%	Non-Interest Expenses

Brazil [1,7]

	2017 Forecast Discounts Granted in Financial Margin with Clients	Reclassification	2017 Forecast Discounts Granted in Cost of Credit	
Total Credit Portfolio [2]	From -2.0% to 2.0%		From -2.0% to 2.0%	Total Credit Portfolio [2]
Financial Margin with Clients (ex-Impairment)	From -5.0% to -1.5%	+ R$1.0 billion	From -5.2% to -1.8%	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
Result from Loan Losses and Impairment [3]	From R$12.5 bn and R$15.0 bn	- R$1.0 billion	Between R$13.5 bn and R$16.0 bn	Cost of Credit [6]
Commissions and Fees and Result from Insurance Operations [4]	From 0.0% to 4.0%		From 0.0% to 4.0%	Commissions and Fees and Result from Insurance Operations [4]
Non-Interest Expenses	From 3.0% to 6.0%		From 3.0% to 6.0%	Non-Interest Expenses

(1) Considers USD-BRL exchange rate at R$3.50 in Dec-17; (2) Includes endorsements, sureties and private securities; (3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) The evolution of the Financial Margin with Clients also considers the reclassification of Discounts Granted to the Cost of Credit line; (6) Composed of Result from Loan Losses, Impairment and Discounts Granted; (7) Includes units abroad ex-Latin America.

Itaú Unibanco Holding S.A.

page 84

5 Information Technology

Digital Strategy

Highlights

Individuals and Companies Account Holders

	Period	Value	Change
Internet and mobile transactions	2Q17	77%	+400 bps
	2016	73%	
Digital clients (million)	2Q17	13.6	+6%
	2016	12.8	
Mobile users (million)	2Q17	10.0	+15%
	2016	8.7	

Recent Developments 2017

App Light

- + 400k clients; most downloaded Google Play app in May-17
- Light (~5MB), low data consumption
- Intuitive and easy browsing
- No password needed when making inquiries

New Internet Banking
SMEs and Itaucard

- New browsing experience – 80% of direct account management on the homepage
- Modernized technology platform

Mobile app evolution
Itaú and Itaú Empresas

- New design and simplified navigation – modern and focused on clients' needs
- Extended platform of products and services
- Text or voice search engine
- Itaú App elected the best app by Folha (May-17) and the "must have" app at App Store (May-17)

Online Account Opening

- + 140k accounts opened via mobile since this app was launched

Itaú Unibanco Holding S.A.

page 86

Information Technology Total Number of Transactions 74% 73% 76% 77% 70% 67% 62% 60% 58% 57% 53% 47% 42% 43% 40% 38% 30% 33% 26% 27% 24% 23% 2008 2009 2010 2011 2012 2013 2014 2015 2016 1Q17 2Q17 Standard Channels¹ Electronic Remote Channels² Share of Transactions per Channel 53% 55% 49% 50% 49% 43% 46% 41% 41% 38% 37% 30% 32% 31% 27% 29% 26% 23% 33% 20% 20% 21% 26% 26% 25% 16% 22% 13% 14% 13% 20% 17% 17% 5% 5% 5% 4% 5% 7% 7% 7% 7% 12% 10% 2% 3% 4% 3% 3% 3% 3% 2% 0% 1% 1% 2008 2009 2010 2011 2012 2013 2014 2015 2016 1Q17 2Q17 Branches ATM Telephone Internet Mobile (1) Standard channels: Branches, ATM, Telephone; (2) Electronic Remote Channels: Mobile and Internet. Itaú Unibanco Holding S.A. page 87

Experience_ our relationship managers are becoming more digital • Extended hours (7-24h) #individuals: digital branches • Phone, e-mail, text, chat #companies: digital relationship managers • Videoconference FAs Itaú Unibanco Holding S.A. page 88

Evolution of Customers in Remote Channels

theclientchanges



Clients (million)
Digital Clients
6.3 7.7 8.5 9.3 11.1 12.2 13.6
2Q11 2Q12 2Q13 2Q14 2Q15 2Q16 2Q17
2Q17 vs. 2Q16
11%
Internet + Mobile
6.3 7.7 8.4 9.1 10.6 11.7 12.8
2Q11 2Q12 2Q13 2Q14 2Q15 2Q16 2Q17
2Q17 vs. 2Q16
10%
Apps
0.4 0.9 2.2 3.9 6.0 7.6 10.0
2Q11 2Q12 2Q13 2Q14 2Q15 2Q16 2Q17
2Q17 vs. 2Q16
31%

Itaú Unibanco Holding S.A.

page 89

Itaú Empresas Digital 96% 95% 85% 15% 4% 5% 2014 2015 2016 Digital With Paper Itaú Unibanco Holding S.A. page 90

New Data Center • 815,000 m3 area – bigger than 120 soccer fields • The biggest green data center of Latin America with LEED certification • The biggest data center under construction in Brazil • 43% of reduction on energy consumption New IT Architecture 2015 – 2020 (1st phase) supporting the dual active model, maximizing the Built Area 59,815 m3 availability Energy Capacity 2 times greater than the current Energy Efficiency 90% Lowering operating Processing Capacity 16 times greater than the current costs of the Data Servers Center virtualization Storage 25 times greater for data storage TIER III classification Online Transactions Capacity for 24,000 transactions per second with on-stop Scalability Plans for expansion by 2050 (phases: 2 and 3) facility Availability Infra for Processing and Telecom 100% redundant Itaú Unibanco Holding S.A. page 91

Itaú Unibanco in Capital 6 Markets

Non-voting Shares (ITUB4) Appreciation Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to June 30, 2017 Annual Average Appreciation Itaú (1) Itaú (2) Ibovespa (3) CDI (4) Since Itaú and Unibanco merger 13.4% 9.8% 5.4% 9.1% 5 years 15.1% 11.2% 5.8% 9.4% 12 months 42.6% 33.4% 22.1% 12.7% 353 254 240 169 100 Oct-08 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Jun-17 (1) With dividends reinvestment (2) Without dividends reinvestment (3) Ibovespa Index (4) CDI Itaú Unibanco Holding S.A. page 93

Stock Market Performance Market Capitalization (in R$ billions) 239.0 219.3 179.6 190.2 175.1 152.8 150.6 157.0 155.7 Net Dividend Yield (1) 6.1% 5.6% 3.0% 2.8% 3.0% 2.4% 2.2% 2.4% 4.3% Price/Earnings (2)13.6 x 11.5 x 9.3 x 9.5 x 9.1 x 8.7 x 9.6 x 9.9 x 6.9 x Average Daily Trading Volume (in R$ millions) 984 942 933 827 736 650 702 659 478 438 455 559 277 419 207 292 191 326 443 459 410 506 504 478 368 333 409 2009 2010 2011 2012 2013 2014 2015 2016 1H17 B3 (ON+PN) NYSE (ADR) (1) Dividends and Interest on Capital Distributed in the last 12 months of each period/average price of the non-voting shares on the first day of each period; 2 Source: Bloomberg (considered analysts expectations for the next 12 months, as of each date, and ITUB4 closing price). Itaú Unibanco Holding S.A. page 94

7 Sustainability

Corporate Sustainability Governance board level Definition and monitoring of the sustainability strategy Board of Directors Strategy Committee Frequency: annual executive level Integration of challenges and trends into the business Ethics and Sustainability Committee Frequency: semiannual officers level Resolution and prioritization of projects Corporate Sustainability Integrity and Ethics Strategic Foundations and Committee Committee Institutes Committee Frequency: bimonthly Frequency: bimonthly Frequency: semiannual operational level Project management by specific topic Sector Integrity and Ethics Operational Foundations Operational Committees Committees and Institutes Committee 6 operational committees 6 Sector Committees 7 foundations and institutes (1) Reporting; (2) Internal (1) Wholesale Office; (2) Retail (1) Fundação Itaú Social; (2) Management; (3) Financial Office; (3) Technology and Instituto, (3) Itaú Viver Mais, (4) Education; (4) Insurance; (5) Operations Office; Itaú Cultural, (5) Itaú Clube, (6) Investments; (6) Diversity (4) AJIP; (5) ACGRF; (6) Internal Cubo, (7) Espaço Itaú de Cinema + Office Marketing Governance committees Itaú Unibanco Holding S.A. page 96

(Agenda)Sustainable Performance Our Vision Is to be the leading bank in sustainable performance and customer satisfaction Sustainable Performance means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our business

Sustainability Strategy The sustainability strategy was defined from workshops, interviews and panels with internal and external stakeholders Financial Education Understand people´s needs to offer knowledge and appropriate financial solutions, contributing for individuals and companies to have a healthy relationship with money Be the leading bank Social-environmental Risks and Opportunities in sustainable performance and Search business opportunities and manage customer satisfaction environmental risk, considering market trends, regulations, customer demands and society Dialog and Transparency Build long-term relations based on trust to improve our business and generate shared value Itaú Unibanco Holding S.A. page 98

Dialogue and Transparency | Engagement Organizations and commitments that are sources of knowledge and trends Sustainable Development Responsible Bank Ethics and Integrity Climate Change Reporting and Transparency Women’s Empowerment Itaú Unibanco Holding S.A. page 99

Transparency with the Market | Reporting Consolidated Annual Integrated Report Report First Brazilian financial institution to publish it voluntarily. Sustainability Form 20-F Report In 2015, we made progress in the presentation SEC of our business model, which now includes risk + GRI factors, strategies for the allocation of funds, results and main challenges. MTN Program Medium-Term Note Recognitions Only Latin American bank to Part of the index Part of the be part of the index since its since its creation index since creation (1999). in 2005. 2015. Leaders in Transparency Winner in the CSR Winner in the Connect Banking Report category of the in the 2015 edition of the category of the Beyond Banking 2015 Latin American Climate Change Award (IDB) of 2014. Excellence Awards. questionnaire. Itaú Unibanco Holding S.A. page 100

Employees | Profile

87,711 Employees[1]

60% | 40%

49.6% of **management positions** are held by **women**

20.6% of employees are **blacks**

3.1% are **apprentices**

4.5% of employees are **disabled persons**

(1) Employees who were active in December 2016, in Brazil and abroad from companies managed by the human resources department

Organizational Climate

Confidential annual surveys that measure the employees' satisfaction with the workplace and people management practices.

Overall Satisfaction Rate	2014	2015	2016
	80%	82%	85%

This climate survey is based on an international methodology survey developed by *Great Place to Work.* The results are evaluated by the areas' employees and managers, who are encouraged to develop action plans to address the reported complaints.

Diversity boosts our innovation capacity and reputational capital

Key guidelines of our positioning on diversity:

- Implementation of policies and awareness-raising projects.
- Fair competitiveness in the face of differences.
- Heterogeneity in the organization.

Women's Health Program

Benefits to pregnants and women returning to work after maternity leave.

- course on nutrition and first aid
- nurse visit after delivery
- additional maternity leave of 60 days and workload in the first month for readaptation purposes
- space for expressing breast milk in the workplace

Results of the Program

98% of the employees who returned from maternity leave between 2015 and 2016 remained in their jobs for at least 12 months.

Itaú Unibanco Holding S.A.

page 101

Employees | Management Cycle

Attraction and Selection

Special Talent Programs

Internship: 3,982 people recruited in 2016. Retention rate: 53%.*

Trainees: 123 trainees recruited in 2016. Retention rate: 97%* of the 2015 group

Turnover

General Turnover		
2014	2015	2016
10.9%	10.6%	10.4%

Since 2009 among the Best Companies to Work For, according to Brazil's main publications (Você S/A, Época and Valor Carreira magazines).

Training and Development

Itaú Unibanco Business School



Amounts invested in training programs (millions of reais)
109
128
131
2014
2015
2016

Career management

Internal recruiting program that allows career changing. In 2016, 1,957 employees were transferred.

Performance Assessment

Performance Management

Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee.



behavioral
results

Strategic People Planning

Joint discussion on career planning (Development Committee) and feedbacks.

Compensation and Benefits

Fixed Compensation

In 2016, it amounted to approximately R$ 14 billion (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements.

Variable Compensation

Long-term incentives based on the offer of preferred shares for leading positions.

Inclusion of social and environmental criteria in the targets of employees and management members.

Benefits

Examples: meal voucher, education sponsorship, transportation voucher.

*calculation based Those hired in 2014 with internship contract expiring in 2016. Those hired in 2015 with expected course conclusion in 2016. Those hired in 2016 with expected course/ internship conclusion in 2016

Itaú Unibanco Holding S.A.

page 102

Itaú

Financial Education | Initiatives Promote the theme in Enable a real achievement Empower the best choices society Preventive Work Financial Education Program for Digital platform content employees in 2015 and 2016 21 million views since 2014. Financial guidance with clients prone to delinquency by means 35,000 employees trained online. Merchandising of the offer of credit that is more 16,000 outsourced employees trained 55 million people impacted “Mito ou appropriate to their needs. online. Verdade Itaú” (Myth or Truth – Itaú) 1,700 participants in in-person courses. showed in “Caldeirão do Huck” TV Training programs 2,500 employees served by the program. financial advisory program. Expansion of financial guidance in Financial guidance campaigns all training programs of the Financial Education Program for 42 million views in the networks of the commercial area. client companies in 2016. Vida Real (Real Life) web series in 2016. Financial Education Program 504 talks given. Volunteering Program for People in Debt 23,000 clients impacted. Since 2014, 1,000 working volunteers In 2016, we developed financial and 6,000 people impacted. education courses to people in Our goal for 2018 is to involve 3000 debt on a partner digital platform. volunteers. Itaú Unibanco Holding S.A. page 103

Social and Environmental Risks Sustainability Policy and Social and Environmental Responsibility Business Our Operations Central Investments Credit Insurance Data Center Management Signatory since 2008 Signatory since 2004 Signatory since 2012 The center in Tatuapé is The data center was certified since 2011 certified in 2014 Social and environmental analysis can minimize risks, identify opportunities and encourage best practices among our clients: • The analysis methodologies follow the relevance and proportionality principles. • Training of teams in social and environmental issues. Retail and Wholesale Products Committee Social and Environmental Risk Committee Weekly meetings to assess changes in existing products and new products Quarterly meetings with the responsibility of proposing and services. The sustainability team assesses and suggests adjustments to institutional regulations and internal procedures on ensure that they are in line with financial education, transparency and social exposure to social and environmental risk. and environmental aspects. Itaú Unibanco Holding S.A. page 104